   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1998

                                                              FILE NO. 333-

                                                               FILE NO. 811-7337
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/
                       PRE-EFFECTIVE AMENDMENT NO.                           / /
                       PRE-EFFECTIVE AMENDMENT NO.                           / /
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /
                                AMENDMENT NO. 4                              /X/

                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)
                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)
                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                                    COPY TO:

             NANCY KANE, ESQUIRE                         STEPHEN E. ROTH, ESQUIRE
           2801 Highway 280 South                      Sutherland, Asbill & Brennan
          Birmingham, Alabama 35223                   1275 Pennsylvania Avenue, N.W.
         (Name and Address of Agent                     Washington, D.C. 20004-2404
           for Service of Process)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.

                     TITLE OF SECURITIES BEING REGISTERED:
Interests in a separate account issued through variable life insurance policies.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM S-6

                             CROSS-REFERENCE SHEET

   FORM N-8B-2
    ITEM NO.                                            CAPTION IN PROSPECTUS
-----------------  ------------------------------------------------------------------------------------------------
            1      Cover Page
            2      Cover Page
            3      Inapplicable
            4      Sale of the Policies
            5      Protective Variable Life Separate Account
            6      Protective Variable Life Separate Account
            7      Inapplicable
            8      Inapplicable
            9      Legal Matters
           10(a)   The Policy
           10(b)   The Policy
           10(c)   Surrender Privilege; Withdrawal Privilege; Policy Loans; Settlement Options
           10(d)   Cancellation Privilege; Exchange Privilege; Withdrawal Privilege; Policy Loans; Settlement
                   Options
           10(e)   Policy Lapse and Reinstatement
           10(f)   Voting Rights
           10(g),(h) Other Investors in the Funds; Addition, Deletion and Substitution of Investments; Voting Rights;
                   Purchasing a Policy; Changes in the Policy or Benefits
           10(i)   Other Policy Benefits and Provisions; Death Benefit Proceeds; Settlement Options; The Guaranteed
                   Account; Limits on the Right to Contest the Policy; Suspension or Delay of Payments;
                   Arbitration; Supplemental Riders; Tax Considerations
           11      The Funds
           12      The Funds
           13      Charges and Deductions; Sale of the Policies; Illustrations of Policy Values, Surrender Values,
                   Death Benefits and Accumulated Premiums
           14      Purchasing a Policy; Cancellation Privilege; Premium Payments; Premium Allocations;
           15      Purchasing a Policy; Cancellation Privilege; Premium Payments; Premium Allocations;
           16      The Funds
           17      Captions referenced under Items 10(c), (d), and (e) above
           18      Protective Variable Life Separate Account; The Funds; Calculation of Policy Values; Tax
                   Considerations
           19      Voting Rights; Reports to Policy Owners; Sale of the Policies
           20      Captions referenced under Items 6 and 10(g) above
           21      Policy Loans
           22      Protective Variable Life Separate Account; Financial Statements
           23      Inapplicable
           24      Protective Life Directors and Executive Officers; State Regulation
           25      Protective Life Insurance Company
           26      Charges and Deductions
           27      Protective Life Insurance Company
           28      Protective Life Directors and Executive Officers
           29      Protective Life Insurance Company
           30      Inapplicable
           31      Inapplicable
           32      Inapplicable
           33      Inapplicable

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                             CROSS-REFERENCE SHEET

   FORM N-8B-2
    ITEM NO.                                            CAPTION IN PROSPECTUS
-----------------  ------------------------------------------------------------------------------------------------
           34      Sale of the Policies
           35      Protective Life Insurance Company
           36      Inapplicable
           37      Inapplicable
           38      Sale of the Policies
           39      Sale of the Policies
           40      Sale of the Policies
           41(a)   Sale of the Policies
           42      Inapplicable
           43      Inapplicable
           44(a)   Calculation of Policy Values; Premium Payments; Charges and Deductions
           44(b)   Charges and Deductions
           44(c)   Charges and Deductions
           45      Inapplicable
           46      Calculation of Policy Values; Surrender Privilege; Withdrawal Privilege; Charges and Deductions;
                   Illustrations of Policy Values, Surrender Values, Death Benefits and Accumulated Premiums
           47      Inapplicable
           48      Inapplicable
           49      Inapplicable
           50      Inapplicable
           51      Summary and Diagram of the Policy; The Policy; Policy Benefits
           52      Addition, Deletion and Substitution of Investments
           53      Tax Considerations
           54      Inapplicable
           55      Inapplicable
           56      Inapplicable
           57      Inapplicable
           58      Inapplicable
           59      Financial Statements

                                   PROSPECTUS
  INDIVIDUAL MODIFIED SINGLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY

--------------------------------------------------------------------------------

                  ISSUED BY: PROTECTIVE LIFE INSURANCE COMPANY

                             2801 HIGHWAY 280 SOUTH

                           BIRMINGHAM, ALABAMA 35223

                            TELEPHONE (800) 866-3555

--------------------------------------------------------------------------------

    This prospectus describes an individual modified single premium variable and fixed life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy, by allowing the Owner to pay a single premium, and, subject to certain restrictions, additional premiums and to change the amount of death benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy. This Policy may not be available in all jurisdictions.

    The Policy is a modified endowment contract for federal income tax purposes, except in certain cases described under "Tax Considerations". A loan, distribution, or other amount received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract. Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

    Generally, the minimum initial premium accepted by Protective Life is $10,000. Protective Life reserves the right to allocate the initial premium to the PIC Money Market Fund or to the Fixed Account during the Cancellation Period. At the end of the Cancellation Period, the amount so allocated will be transferred to the Funds specified in the Owner's application.

    The Owner may, within limits, allocate Premium Payments and Policy Value to one or more Sub-Accounts of the Protective Variable Life Separate Account (the "Variable Account") and Protective Life's general account (the "Guaranteed Accounts"). Discussions of values under the Policy in this prospectus generally relate only to the values allocated to the Variable Account. The assets of each Sub-Account of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company, Oppenheimer Variable Account Funds, MFS-Registered Trademark- Variable Insurance Trust and Calvert Variable Series, Inc.

    The prospectuses for the Funds describe the investment objective(s) and risks of investing in the Sub-Account corresponding to each. The Owner bears the entire investment risk for Policy Value allocated to a Sub-Account. Consequently, except as to Policy Value allocated to the Fixed Accounts, the Policy has no guaranteed minimum Surrender Value.

    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy.

    POLICIES (EXCEPT FOR POLICIES ISSUED IN CERTAIN STATES) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY OTHER THAN THOSE ARISING UNDER THE FEDERAL SECURITIES LAWS THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".

    PLEASE READ THIS PROSPECTUS AND THE PROSPECTUS FOR EACH OF THE FUNDS CAREFULLY AND RETAIN COPIES FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.

    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  May   , 1998

                              DEFINITIONS OF TERMS

ALLOCATION OPTION--Any account within the Guaranteed Account or any Sub-Account to which Purchase Payments may be allocated or Policy Value transfered under this policy.

ANNUAL WITHDRAWAL AMOUNT--The annual amount you may withdraw during a Policy Year, and not incur a surrender charge or premium tax recovery charge.

ATTAINED AGE--The Insured's age as of the last birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.

BENEFICIARY--The person entitled to receive the Death Benefit Proceeds upon the death of the Insured. Primary, contingent, and irrevocable Beneficiaries may be named.

CANCELLATION PERIOD--Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

CASH VALUE--Policy Value minus any applicable surrender charge and premium tax recovery charge.

CODE--The Internal Revenue Code of 1986, as amended.

DCA FIXED ACCOUNT--Part of Protective Life's General Account. Only Premium Payments may be allocated to this account, which is available only in connection with dollar cost averaging. No transfers may be made to the DCA Fixed Account from other Allocation Options.

DEATH BENEFIT--The greater of (i) the Face Amount on the Insured's date of death or (ii) a specified percentage of the Policy Value on the date of the Insured's death.

DEATH BENEFIT PROCEEDS--The amount payable to the Beneficiary if the Insured dies while the Policy is in force and is equal to the Death Benefit plus any death benefit under any rider to the Policy less any Policy Debt and any liens for payments made under an accelerated death benefit rider less unpaid Monthly Deductions if the Insured dies during a grace period.

EFFECTIVE DATE--The date as of which the Initial Premium Payments are credited under the Policy and the date the policy takes effect. The effective date is on the specifications page of the Policy.

FACE AMOUNT--A dollar amount selected by the Owner and shown in the Policy.

FIXED ACCOUNT--Part of Protective Life's General Account to which Policy Value may be transferred or Premiums allocated under a Policy.

GUARANTEED ACCOUNT VALUE--The Policy Value in the Fixed Account and the DCA Fixed Account.

FUND--An open-ended management investment company or a separate investment portfolio thereof, or unit investment trust or series thereof, in which a Sub-Account invests.

GUARANTEED ACCOUNT--The Fixed Account, the DCA Fixed Acount and any other account that the Company may offer with interest rates guarantees.

GENERAL ACCOUNT--Protective Life's assets other than those allocated to the Variable Account or another separate account.

HOME OFFICE--2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT--The Face Amount on the Policy Effective Date.

INITIAL PREMIUM--The initial Premium Payment made by the Owner equal to 100% of the Code Section 7702 Guideline Single Premium for the Face Amount given the Insured's age, sex and underwriting class.

INSURED--The person whose life is covered by the Policy.

ISSUE AGE--The Insured's age as of the last birthday on the Policy Effective
Date.

ISSUE DATE--The date the Policy is issued. The Issue Date may be a later date than the Policy Effective Date if the Initial Premium Payment is received at the Home Office before the Issue Date.

LAPSE--Termination of the Policy at the expiration of the grace period while the Insured is still living.

LOAN ACCOUNT--An account within Protective Life's general account to which Guaranteed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

LOAN ACCOUNT VALUE--The Policy Value in the Loan Account.

MONTHLY ANNIVERSARY DAY--The same day in each month as the Policy Effective
Date.

MONTHLY DEDUCTIONS--The fees and charges deducted monthly based on the Policy Value and/ or Variable Account Value.

NET AMOUNT AT RISK--As of any Monthly Anniversary Day, the Death Benefit under the Policy (discounted for the upcoming Policy month) less the Policy Value (before the Monthly Deductions).

NET ASSET VALUE PER SHARE--The value per share of any Fund as computed on any Valuation Day.

OWNER, YOU, YOUR--The person(s) who own the Policy and are entitled to exercise all rights and privileges provided in the Policy.

PIC--Protective Investment Company.

POLICY ANNIVERSARY--The same day in each Policy Year as the Policy Effective
Date.

POLICY DEBT--The sum of all outstanding policy loans plus accrued interest.

POLICY EFFECTIVE DATE--The date shown in the Policy as of which coverage under the Policy begins. Policy Years are measured from the Policy Effective Date. The Policy Effective Date is never the 29th, 30th, or 31st of a month.

POLICY VALUE--At any time, the sum of the Variable Account Value, the Guaranteed Account Value, and the Loan Account Value.

POLICY YEAR--Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

PREFERRED LOAN--That portion of the Loan Account up to the amount by which Surrender Value exceeds total Premium Payments made.

PREMIUM PAYMENT(S) OR PREMIUMS--Payments made by the Owner(s) to purchase the Policy.

PROTECTIVE LIFE, WE, US, OUR, COMPANY--Protective Life Insurance Company.

SETTLEMENT OPTION--Alternatives to a lump sum for payment by the Company under the Death Benefit or surrender provisions of the Policy.

SUB-ACCOUNT--A separate division of the Variable Account. Each Sub-Account invests in a corresponding Fund.

SUB-ACCOUNT VALUE--The Policy Value in a Sub-Account.

SURRENDER VALUE--The Cash Value minus any outstanding Policy Debt and any liens made under an accelerated death benefit rider.

UNIT--A unit of measurement used to calculate Sub-Account Values.

VALUATION DAY--Each day the New York Stock Exchange is open for business except federal and other holidays and days when Protective Life is not open for business.

VALUATION PERIOD--The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.

VARIABLE ACCOUNT--Protective Variable Life Separate Account, a separate investment account of Protective Life to which Policy Value may be transferred or Premiums allocated under a Policy.

VARIABLE ACCOUNT VALUE--The sum of all Sub-Account Values.

WITHDRAWAL--A withdrawal by the Owner of an amount of Cash Value that is less than the Surrender Value.

WRITTEN NOTICE--A written notice or request that is received by Protective Life at the Home Office.

                       SUMMARY AND DIAGRAM OF THE POLICY

    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.

    The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Policy makes premium payments for insurance coverage on the person insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Premiums and a Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime. As with fixed benefit life insurance, the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate Premium Payments made.

    However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. Also, unless the entire Policy Value is allocated to the Fixed Account and/or the DCA Fixed Account, there is no guaranteed minimum Surrender Value. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. See "Policy Lapse and Reinstatement". If a Policy lapses while loans are outstanding certain amounts may become subject to income tax and a 10% penalty tax. See "Tax Considerations."

    The most important features of the Policy, such as charges, cash benefits, death benefits, and calculation of Policy values, are summarized in the diagram on the following pages.

    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should evaluate the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).

    POLICY BENEFITS. A level Death Benefit is available under the Policy. Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as the Policy Value is sufficient to pay the Monthly Deduction to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.

    ILLUSTRATIONS. Illustrations in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be considered a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended. Except in certain cases described under "Tax Considerations" a Policy will be a "modified endowment contract" for federal tax law. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".

    CANCELLATION PRIVILEGE. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege"). In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate Premium payments to the Sub-Account investing in the PIC Money Market Fund or to the Fixed Account. (See "Premium Allocations").

    OWNER INQUIRIES. If you have any questions, you may write or call Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-265-1545.

                               DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS
  - The Policy permits you to pay a large single premium and, subject to certain restrictions, additional premium. See page 19 for rules and limits.
  - The Policy's minimum Initial Premium Payment is $10,000 subject to the Insured's age, sex and underwriting class, Face Amount selected, and any riders.
  - You direct the allocation of Premium payments among seventeen Sub-Accounts, the Fixed Account and the DCA Fixed Account. See page 19 for rules and limits on Premium Payment allocations.
  - The Sub-Accounts invest in corresponding Funds. See pages 13 through 15. Funds available are the PIC Funds, the Oppenheimer Funds, the MFS Funds and the Calvert Variable Series (as defined below).
  - Interest is credited on amounts allocated to the Fixed Account and the DCA Fixed Account at a minimum guaranteed rate of 4%. See page 19 for rules and limits on Fixed Account and the DCA Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE
  - Monthly Deduction for cost of insurance, policy expense charges, mortality and expense risk charges and charges for any rider benefits. The monthly cost of insurance charges are currently equal to the lesser of (i) .054% multiplied by the Policy Value during Policy Years 1 through 10 and .046% multiplied by the Policy Value in Policy Years 11 and thereafter, which is equivalent to an annual rate of .65% and .55%, respectively or (ii) the Guaranteed Maximum Monthly Cost of Insurance Rates per $1,000 of the Net Amount at Risk based on age, sex and underwriting class as identified on the Policy Specification Page. The Company reserves the right to charge the Guaranteed Maximum Monthly Cost of Insurance Rates in the future. Monthly policy expense charges are equal to .058% multiplied by the Policy Value, which is equivalent to an annual rate of 0.70% of such amount. The maximum monthly mortality and expense risk charges are equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years. The current mortality and expense risk charge during Policy Years 1 through 10 is equal to .075% multiplied by the Variable Account Value. In Policy Years 11 and thereafter the monthly mortality and expense risk charge is currently equal to .042% multiplied by the Variable Account Value, which is equivalent to an annual rate of .50% of such amount. This charge is not deducted from Fixed Account Value. See pages 29 through 31.

  - A policy fee of $35.00 will be deducted from the Policy Value on each Policy Anniversary. The Company currently waives this fee if the Policy Value is equal to or greater than $50,000 as of the Policy Anniversary.

                              DEDUCTIONS FROM ASSETS
  - Investment advisory fees and fund operating expenses are also deducted from the assets of each Fund. See pages 9 through 11.

                                   POLICY VALUE
  - Is equal to Premiums, as adjusted each Valuation Day to reflect Sub-Account investment experience, interest credited on Guaranteed Account Value, charges deducted and other Policy transactions (such as transfers and withdrawals). See page 21.

  - Varies from day to day. There is no minimum guaranteed Policy Value. The Policy may lapse if the Policy Value is insufficient to cover the Monthly
    Deductions due. See pages 20 and 29 through 31 and   .

  - Can be transferred from the DCA Fixed Account to the Sub-Accounts and the Fixed Account subject to certain restrictions and between and among the Sub-Accounts and the Fixed Account. A transfer fee may apply if more than 12 transfers are made in a Policy Year. See page 22 for rules and limits. Policy loans reduce the amount available for allocations and transfers.

  - Is the starting point for calculating certain values under a Policy, such as the Cash Value, Surrender Value, and the Death Benefit used to determine Death Benefit Proceeds.

                               CASH BENEFITS
- Loans may be taken for amounts up to 90% of Surrender Value, at an effective annual interest rate (for loans other than Preferred Loans) of 6.0%. The portion of a loan equal to the amount, if any, by which the Surrender Value exceeds total Premium Payments made will be considered a preferred loan and will be charged an interest rate not to exceed 4.5%. See page 25 for rules and limits.

- The Policy may be surrendered in full at any time for its Surrender Value. A declining deferred sales charge of up to 9% and a declining premium tax recovery charge of up to 2.5% of a Premium Payment made is assessed on surrenders during the first 9 Policy Years following each Premium Payment. See page 23.

- An Owner may request a Withdrawal of the Surrender Value subject to certain restrictions. A declining deferred sales charge of up to 9% and a declining premium tax recovery charge up to 2.5% of a Premium Payment will be assessed on amounts withdrawn in excess of the Annual Withdrawal Amount. See page 24.

- Settlement Options are available. See page 27.

                              DEATH BENEFITS
- Available as lump sum or under a variety of Settlement Options.

- For most Policies, the minimum Face Amount of $10,000.

- Death Benefit equal to the Face Amount. See page 26.

- Flexibility to increase the Face Amount. See page 27 for rules and limits.

- Supplemental riders may be available. See page 41.

                                 EXPENSE TABLES

    The following expense information assumes that the entire Policy Value is Variable Account Value.

    ANNUAL FUND EXPENSES (AS PERCENTAGE OF AVERAGE NET ASSETS)

    PIC FUNDS (1)

                                                                                  MONEY MARKET
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.60%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.60%

                                                                                   CORE U.S.
                                                                                  EQUITY FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.80%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.80%
                                                                                    CAPITAL
                                                                                     GROWTH
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.80%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.80%
                                                                                   SMALL CAP
                                                                                  EQUITY FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.80%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.80%
                                                                                  INTERNATIONAL
                                                                                  EQUITY FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       1.10%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             1.10%
                                                                                   GROWTH AND
                                                                                  INCOME FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.80%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.80%
                                                                                     GLOBAL
                                                                                     INCOME
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       1.10%
Other Expenses After Reimbursement..............................................       0.00%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             1.10%

    OPPENHEIMER FUNDS (2)

                                                                                  OPPENHEIMER
                                                                                   AGGRESSIVE
                                                                                     GROWTH
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.72%
Other Expenses After Reimbursement..............................................       0.03%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.75%

                                                                                  OPPENHEIMER
                                                                                     GROWTH
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement..............................................       0.04%
                                                                                  ------------
  Total Annual Fund Expenses(2).................................................
    (after reimbursements)                                                             0.79%
                                                                                  OPPENHEIMER
                                                                                    GROWTH &
                                                                                     INCOME
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement..............................................       0.25%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             1.00%
                                                                                  OPPENHEIMER
                                                                                   STRATEGIC
                                                                                      BOND
                                                                                      FUND
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement..............................................       0.10%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements)                                                             0.85%

    MFS FUNDS

                                                                                  MFS EMERGING
                                                                                     GROWTH
                                                                                     SERIES
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement (3)(4).......................................       0.25%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements) (4)                                                         1.00%

                                                                                  MFS RESEARCH
                                                                                     SERIES
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement (3)(4).......................................       0.25%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements) (4)                                                         1.00%
                                                                                   MFS GROWTH
                                                                                  WITH INCOME
                                                                                     SERIES
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement (3)(4).......................................       0.25%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements) (4)                                                         1.00%

                                                                                   MFS TOTAL
                                                                                     RETURN
                                                                                     SERIES
                                                                                  ------------
Management (Advisory) Fees......................................................       0.75%
Other Expenses After Reimbursement (3)(4).......................................       0.25%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements) (4)                                                         1.00%

    CALVERT VARIABLE SERIES (5)

                                                                                    CALVERT
                                                                                     SOCIAL
                                                                                   SMALL-CAP
                                                                                     GROWTH
                                                                                   PORTFOLIO
                                                                                  ------------
Management (Advisory) Fees......................................................        .  %
Other Expenses After Reimbursement..............................................        .  %
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements) (5)                                                          .  %

                                                                                    CALVERT
                                                                                     SOCIAL
                                                                                    BALANCED
                                                                                   PORTFOLIO
                                                                                  ------------
Management (Advisory) Fees......................................................       0.71%
Other Expenses After Reimbursement..............................................       0.10%
                                                                                  ------------
  Total Annual Fund Expenses....................................................
    (after reimbursements) (6)                                                         0.81%

------------------------

* Protective Life reserves the right to charge a Transfer Fee in the future. (See "Charges and Deductions".)

(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1996 were:
    Money Market Fund 1.27%, CORE U.S. Equity Fund 0.91%, Small Cap Equity Fund 0.94%, International Equity Fund 1.38%, Growth and Income Fund 0.88%, Capital Growth Fund 1.02%, and Global Income Fund 1.42%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.

(2) Oppenheimer Growth Fund expenses are net of a voluntary, one-time reimbursement by the investment manager. Absent that reimbursement, the Oppenheimer Growth Fund's total expenses for the period ended December 31, 1996 would have been 0.81%.

(3) Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

(4) The investment advisor has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. See the Fund prospectus "Information Concerning Shares of Each Series--Expenses." Otherwise, "Other Expenses" for the Emerging Growth Series, Research Series, Growth With Income Series and Total Return Series would be 0.41%, 0.73%, 1.32% and 1.35%, respectively, and "Total Operating Expenses" would be 1.16%, 1.48%, 2.07% and 2.10%, respectively, for these Series.

(5) [The figures listed for the Calvert funds Social Small Cap Growth Portfolio are reflective of an expense agreement effective on October 1, 1997. Additionally, the "Other Expenses" item reflects a reduction of 0.25% for fees paid by another entity. Without this reduction, "Total Annual Fund Expenses" would have been 1.59% for this Portfolio.]

(6) [The figures listed for the Calvert Funds Social Balanced Portfolio are based on expenses for fiscal year 1996 and have been restated to reflect an increase in transfer agency expenses of 0.03% expected to be incurred in 1997. "Management (Advisory) Fees" include a performance adjustment which, depending upon performance, could cause the fee to be as high as 0.85% or as low as 0.55%. The "Other Expenses" item reflects a reduction of 0.03% for fees paid by another entity. Without this reduction the "Total Annual Fund Expenses" would have been 0.84% for this Portfolio.]

    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account and reflect the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1997 to December 31, 1997. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectuses for each of the Funds, which accompany this prospectus. In addition to the expenses listed above, premium taxes varying from 0 to 3.5% may be applicable in certain states.

                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS

PROTECTIVE LIFE INSURANCE COMPANY

    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1997, Protective Life had total
assets of approximately $    billion. Protective Life is the principal operating
subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware
corporation, had consolidated assets of approximately $    billion at December
31, 1997.

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices or the Variable Account.

    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's General Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies and other variable life insurance policies issued by Protective Life). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

    The Variable Account has seventeen Sub-Accounts: PIC Money Market; PIC CORE U.S. Equity; PIC Capital Growth; PIC Small Cap Equity; PIC International Equity; PIC Growth and Income; and PIC Global Income. Oppenheimer Aggressive Growth; Oppenheimer Growth; Oppenheimer Growth & Income; Oppenheimer Strategic Bond; MFS Emerging Growth; MFS Research; MFS Growth With Income; MFS Total Return; Calvert Social Small-Cap Growth; and Calvert Social Balanced.

THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: PIC (the "PIC Funds") managed by Investment Distributions Advisory Services, Inc. and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.; MFS Variable Insurance Trust (the "MFS Funds") managed by Massachusetts Financial Services Company; or Calvert Variable Series, Inc. (the "Calvert Variable Series") managed by Calvert Asset Management Company, Inc. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

    THE PIC FUNDS

    PIC GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.

    PIC INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objective by investing primarily in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

    PIC GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

    PIC CORE U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques that seek to maximize the Fund's reward to risk ratio.

    PIC SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

    PIC MONEY MARKET FUND. This Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THE FUND CANNOT ASSURE THAT IT WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1 PER SHARE.

    PIC CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities having long-term capital appreciation potential.

    THE OPPENHEIMER FUNDS

    OPPENHEIMER AGGRESSIVE GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

    OPPENHEIMER GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

    OPPENHEIMER GROWTH & INCOME FUND. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

    OPPENHEIMER STRATEGIC BOND FUND. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

    THE MFS FUNDS

    EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

    RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

    GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

    TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

    THE CALVERT VARIABLE SERIES

    CALVERT SOCIAL SMALL-CAP GROWTH PORTFOLIO. This Fund seeks to achieve long-term capital appreciation by investing primarily in the equity securities of small companies that publicly trade in the United States. In seeking capital appreciation, the Fund invests primarily in the equity securities of small capitalized growth companies (including American Depository Receipts ("ADRs") that have historically exhibited exceptional growth characteristics and that, in the Fund advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Fund will take reasonable risks in seeking to achieve its investment objective.

    CALVERT SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for the Fund.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS.

    Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account would not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate Variable Account Value or Premium Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Premium Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

    Protective Life has entered into agreements with the investment managers or advisers of several of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life) in the Funds managed by that manager or adviser. These fees are in consideration for administrative services provided to the Funds by Protective Life. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable annuity contracts issued through Protective Life. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance contracts. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Code. Protective Life currently does not foresee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable life insurance contracts other than the Policies or variable annuity contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that the PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Account's investment in the Fund. (See the PIC Prospectus for more detail.)

    Shares of the Oppenheimer Funds, MFS Funds and Calvert Variable Series are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Policies whose Policy Values are allocated to the Variable Account and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Policy Owners generally or certain classes of Policy Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of each of the OppenheimerFunds, MFS Funds and Calvert Variable Series monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares attributable to a Policy's interest in the Variable Account without notice and any necessary approval of the SEC and state insurance authorities.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) on a basis to be determined by Protective Life.

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

VOTING RIGHTS

    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should the 1940 Act or any regulation thereunder be amended, or should the current interpretation thereof change, or Protective Life determines that it is permitted to vote such shares in its own right, it may elect to do so.

    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

    The number of votes attributable to a Sub-Account for an Owner is determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund.

    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PURCHASING A POLICY

    To purchase a Policy, a prospective Owner must submit a completed application (which Protective Life must approve) and an initial Premium Payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. ("IDI"). The Initial Premium Payment must be an amount at least equal to the minimum required. See "Premium Payments," below. Protective Life requires satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 85 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life reserves the right to reject an application for any reason. If an application for a Policy is rejected, any Initial Premium will be returned to the applicant. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on the basis of a revised application). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION AND RECEIVES THE REQUIRED INITIAL PREMIUM PAYMENT.

    [Insurance coverage under a Policy begins on the Policy Effective Date which generally is also the Issue Date. If however (subject to certain limitations), the Initial Premium Payment is submitted with the application and the Policy is issued as applied for in the application a conditional receipt may be issued. The Policy Effective Date of insurance issued based on the application in which a conditional receipt is given is the later of the date that the application is signed, the date requested in the application, or the date any required medical examination is completed. In accordance with the terms of the conditional receipt agreement, the total amount of insurance which may become effective prior to delivery of the Policy to the Owner may not exceed $250,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company) and may not be in effect for more than 90 days.]

    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the new Policy Effective Date.

    The Owner of the Policy may exercise all rights provided under the Policy. The Insured is the Owner, unless a different person is named as Owner in the application. By Written Notice while the Insured is living, the Owner may name a Contingent Owner or a new Owner. If the application names more than one person as Owner, they are joint Owners. In this event, the exercise of any right under the Policy (such as transfers of Policy Values) requires the authorization of all Owners. Unless the Owner provides otherwise, in the event of one joint Owner's death, ownership passes to any surviving joint Owner(s). Unless a contingent Owner has been named, ownership of the Policy passes to the estate of the last surviving Owner upon his or her death. A change in Owner may have tax consequences. See "Tax Considerations".

CANCELLATION PRIVILEGE

    You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of (1) 10 days after you receive your Policy, (2) 45 days after you sign your application, or
(3) 10 days after Protective Life mails or delivers a Notice of Right of Withdrawal. Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund
(i) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account, plus (ii) Fixed Account Value determined as of the date the returned Policy is received, plus (iii) Variable Account Value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate Premium Payments. In states where required, Protective Life will refund Premium Payments.

PREMIUM PAYMENTS

    MINIMUM INITIAL PREMIUM PAYMENT. The minimum Initial Premium Payment required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental riders requested by the applicant. Consult your sales representative for information about the Initial Premium Payment required for the coverage you desire.

    ADDITIONAL PREMIUM PAYMENTS. After the first Policy Anniversary, The Company will accept, subject to the limitations described below, additional Premium Payments. The Company reserves the right to apply all additional Premium Payments as repayments of Policy Debt, if any.

    PREMIUM PAYMENT LIMITATIONS. Premium Payments may be made by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office.

    Unless otherwise determined by Protective Life, additional Premium Payments must be at least $10,000 and must be received at the Home Office. See "Premium Allocations". Protective Life also reserves the right to limit the amount of any Premium Payment. Any additional Premium Payments made will generally require an increase in the Face Amount of the Policy and therefor will be subject to evidence of insurability. In addition, at any point in time aggregate Premium Payments made under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Code. Protective Life will immediately refund any portion of any Premium Payment that exceeds such limitations.

PREMIUM ALLOCATIONS

    Owners must indicate in the application how Premium Payments are to be allocated to the Sub-Accounts, the Fixed Account and/or the DCA Fixed Account. These allocation instructions apply to both initial and subsequent Premium Payments. Owners may change the allocation instructions in effect at any time by Written Notice. Whole percentages must be used. The minimum percentage that may be allocated to any Sub-Account or to the Fixed Account is 10% of Premium Payments and the sum of allocations must add up to 100%.

    For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your Premium Payments, Protective Life reserves the right to allocate your Initial Premium Payment to the PIC Money Market Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the PIC Money Market Sub-Account or the Fixed Account and all Premium Payments will be allocated according to your allocation instructions then in effect.

    Additional Premium Payments not requiring additional underwriting will be credited to the Policy and the Premium Payments will be invested as requested on the Valuation Date they are received by the Home Office. However, any Premium Payment in connection with an increase in Face Amount may be allocated to the PIC Money Market Sub-Account or the Fixed Account until underwriting has been completed. When approved, the Policy Value in the PIC Money Market Sub-Account or the Fixed Account attributable to the resulting Premium Payment will be credited to the Policy and allocated in accordance to your allocation instructions then in effect. If an additional Premium Payment is rejected, Protective Life will return the Premium Payment immediately, without any adjustment for investment experience.

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Unlike a conventional life insurance policy, whether a Policy lapses depends on whether its Policy Value is sufficient to cover the Monthly Deductions (See "Monthly Deductions"). If the Policy Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value.

    In the event of a Policy default, the Owner has a 61-day grace period to make a Premium Payment sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the Premium Payment required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt. See "Death Benefit Proceeds". Unless the Premium Payment stated in the notice is paid before the grace period ends, the Policy will lapse.

    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by Written Notice, (2) the Insured is still living, (3) the Owner pays Premiums equal to (a) all Monthly Deductions that were due but unpaid during the grace period with interest at a rate not to exceed an effective annual rate of 6%, if required by the Company, and (b) which are at least sufficient to keep the reinstated Policy in force for three months, (4) the Insured provides Protective Life with satisfactory evidence of insurability, (5) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period; and (6) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-6 above have been met.

                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE

    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUM PAYMENTS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, OR ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE AND MONTHLY DEDUCTIONS FROM VARIABLE ACCOUNT VALUE. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.

    DETERMINATION OF UNITS. For each Sub-Account, the Premium Payment(s) or Policy Value transferred are converted into Units. The number of Units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the Premium Payment(s) or transferred amount is invested in the Sub-Account. Therefore, Premium Payments allocated to or amounts transferred to a Sub-Account under a Policy increase the number of Units of that Sub-Account credited to the Policy.

    DETERMINATION OF UNIT VALUE. The Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of Units attributable to the Policy in that Sub-Account by the Unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:

        (1) is the result of:

           a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

           b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

           c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

        (2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

GUARANTEED ACCOUNT VALUE

    The Guaranteed Account Value under a Policy at any time is equal to: (1) that part of the Premium Payment(s) allocated to either the Fixed Account or the DCA Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account or the DCA Fixed Account, less (4) transfers from the Fixed Account or the DCA Fixed Account (including any transfer fees deducted), less (5) withdrawals from the Fixed Account or the DCA Fixed Account, less (6) surrender charges and premium tax recovery charges deducted, less (7) certain Monthly Deductions. See "The Fixed Accounts," for a discussion of how interest is credited to the Fixed Account and the DCA Fixed Account.

                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES

    GENERAL. Upon receipt of Written Notice at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer amounts in a Sub-Account to other Sub-Accounts and/or the Fixed Account or subject to certain restrictions, amounts from the Fixed Account and the DCA Fixed Account to a SubAccount. No transfers may be made to the DCA Fixed Account. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "Suspension or Delay of Payments". The minimum amount that may be transferred is the lesser of $100 or the entire Policy Value in any Sub-Account or the Fixed Account or the DCA Fixed Account from which the transfer is made. If, after the transfer, the Policy Value remaining in a Sub-Account(s), the Fixed Account and/or the DCA Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. See "Transfer Fee".

    TELEPHONE TRANSFERS. Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.

    Protective Life will send you a confirmation of all instructions communicated by telephone to determine if they are genuine. For telephone transfers the Company requires a form of personal identification prior to acting on instructions received by telephone. The Company also makes a tape-recording of the instructions given by telephone. If the Company follows these procedures it is not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, the Company reserves the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.

    DOLLAR-COST AVERAGING. If you elect at the time of application or (other than in connection with the DCA Fixed Account) at any time thereafter by Written Notice, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from the DCA Fixed Account or any other Allocation Option to any Allocation Option, except that no transfers may be made to the DCA Fixed Account. This is known as the dollar-cost averaging method of investment. By transferring equal amounts of Policy Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account Unit Values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.

    You may elect dollar cost averaging for periods of at least 12 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day.

    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the value in the source

Fund is depleted, (3) the Owner, by Written Notice, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or
(5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election. Any time dollar cost averaging transfers end, all Policy Value remaining in the DCA Fixed Account will be transferred to the Fixed Account.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering or place restrictions on automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by written notice to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account or the DCA Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your Purchase Payment allocation instructions in effect at the time of rebalancing. Any allocation instructions that you give us that differ from your then current Purchase Payment allocation instructions will be deemed to be a request to change your Purchase Payment allocation. Portfolio Rebalancing may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on the Monthly Anniversary Day.

    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by written instruction to Protective Life, or by telephone if you have previously authorized us to take telephone instructions. Portfolio Rebalancing transfers do not count as one of the 12 free transfers available during any Contract Year. Protective Life reserves the right to assess a processing fee for this service or to discontinue Portfolio Rebalancing upon 30 days written notice to the Owner.

SURRENDER PRIVILEGE

    At any time while the Policy is in force and while the Insured is still living, the Owner may surrender the Policy for its Surrender Value. Surrender Value is determined as of the Valuation Day on or next following the day Written Notice requesting the surrender, the Policy and any other required documents are received by Protective Life. A surrender charge and premium tax recovery charge may apply. See "Surrender Charge and Premium Tax Recovery Charge". The Surrender Value is paid in a lump sum unless the Owner requests payment under a Settlement Option. See "Settlement Options". Payment is generally made within seven calendar days. See "Suspension or Delay of Payments" and "Payments from the Guaranteed Account". A Policy terminates upon surrender. A surrender will have tax consequences. See "Tax Considerations."

WITHDRAWAL PRIVILEGE

    At any time while the Policy is in force and prior to the Insured's death, an Owner, by Written Notice, may request a Withdrawal of Surrender Value subject to certain restrictions described below. Protective Life will withdraw the amount requested, plus any applicable surrender charges and premium tax recovery charges, from Policy Value as of the Valuation Day we receive the Written Notice. A Withdrawal will have tax consequences. See "Tax Considerations."

    The Owner may specify the amount of the Withdrawal to be made from any Sub-Account or the Fixed Account and/or the DCA Fixed Account. Withdrawals will result in the cancellation of Units from each applicable Sub-Account and/or the reduction in the Guaranteed Account Value. If the Owner does not so specify, or if the amount in the designated account(s) is insufficient to carry out the request, the Withdrawal will be made from each Sub-Account, the Fixed Account and the DCA Fixed Account based on the proportion that such Sub-Account Value(s) and Guaranteed Account Value bears to the unloaned Policy Value on the Valuation Day immediately prior to the Withdrawal. Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Guaranteed Account". The Company reserves the right to decline to process a Withdrawal if, after the Withdrawal, the Policy Value would be less than ten percent of the current Face Amount.

    WITHDRAWALS. At any time prior to the Insured's death and while this Policy is in force, the Owner(s) may make a written request for a Withdrawal of the Policy Value. In order to request a Withdrawal during the first Policy Year, the Owner must have made an Initial Premium Payment of at least $10,000. On or after the first Policy Anniversary, in order to request a Withdrawal the Policy Value must be at least $10,000 as of the date that We receive the request. The Company will withdraw the amount requested from the Policy Value as of the business day on or next following the day the written request is received. A surrender charge and premium tax recovery charge may apply if the cumulative amount of the Withdrawals exceeds the Annual Withdrawal Amount or the amount by which your Policy Value exceeds Premium Payments made.

    ANNUAL WITHDRAWAL AMOUNTS. The Annual Withdrawal Amount is the annual amount the Owner may withdraw during a Policy Year, and not incur a surrender charge or premium tax recovery charge. The Annual Withdrawal amount is:

           (a) an amount equal to ten percent of the Initial Premium Payments made if the Withdrawal request is received during the first Policy Year, or

           (b) the amount equal to ten percent of cumulative Premium Payments made as of the last Policy Anniversary, net of all Premium Payments withdrawn, if the Withdrawal is received after the first Policy Year.

    DECREASING THE FACE AMOUNT. In the event a Withdrawal is requested Protective Life will reduce the Face Amount proportionately by the requested Withdrawal amount (plus any surrender charges and premium tax recovery charges). Protective Life may reject a Withdrawal request if the Withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the Withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life.

    The proportionate face amount decrease will be determined by the following formula:

                                 F X (P - W)/P

Where:     F =        Current Face Amount
           P =        Policy Value
           W =        Withdrawal Amount (including any applicable charges)

POLICY LOANS

    GENERAL. At any time while the Policy is in force and while the Insured is still living, an Owner may borrow $500 or more from Protective Life using the Policy as the security for the loan. Policy loans must be requested by Written Notice and the maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Surrender Value on the date that the loan request is received. Outstanding Policy loans therefore reduce the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. See "Suspension or Delay of Payments", and "Payments from the Guaranteed Account".

    LOAN COLLATERAL. When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Guaranteed Account and into a Loan Account established for the Policy. Like the Guaranteed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Guaranteed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner(s) can specify the Sub-Accounts and the Fixed Account and/or the DCA Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account and DCA Fixed Account in the same proportion that the value of each of the Sub-Account(s) and the Fixed Account and DCA Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account and/or DCA Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value and/or DCA Fixed Account bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any additional Premium Payments made while a loan is outstanding be applied as loan repayments. When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account and/or the DCA Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Guaranteed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account and/or the DCA Fixed Account in the same manner as Premium Payments are allocated.

    INTEREST. Except in the case of a Preferred Loan, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. Interest is due and payable at the end of each Policy Year while a loan is outstanding. Protective Life will notify the Owner of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt. If the Surrender Value exceeds the total of all Premium Payments made, a Preferred Loan will be available. The amount of such Preferred Loan is the amount by which the Surrender Value exceeds total Premium Payments made. The Preferred Loan portion of the outstanding Policy Debt will be charged interest at a rate not to exceed 4.5%. The portion of loan that qualifies as a Preferred Loan is determined as of the date a request for a loan is received and on each Policy Anniversary.

    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the maximum net cost of a loan is 2.0% per year for the non-preferred portion, and 0.5% for the preferred portion of the loan, if any (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account and/or the DCA Fixed Account in the same manner as Premium Payments are allocated.

    NON-PAYMENT OF POLICY LOAN. If the Insured dies while a loan is outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit proceeds.

    If the Loan Account Value exceeds the Cash Value (i.e., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, the Owner, and any assignee of record, will be sent notice of the default. The Owner will have a 31-day grace period to submit a sufficient payment to avoid a lapse (i.e., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.

    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit Proceeds and Policy values because the investment results of the Sub-Accounts and current interest rates credited on Guaranteed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account and/or the DCA Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax and a 10% penalty tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of policy loans.

DEATH BENEFIT PROCEEDS

    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary Beneficiary or a contingent Beneficiary. The Owner may name one or more primary or contingent Beneficiaries and change such Beneficiaries, as provided for in the Policy. If no Beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a payment option (see "Settlement Options").

    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are equal to the Death Benefit (as described below), plus any supplemental rider benefits, minus any Policy Debt on that date and any liens for payments made under an accelerated death benefit rider and, if the Insured died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit Proceeds may be further adjusted. See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".

    If part or all of the Death Benefit Proceeds are paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

    DEATH BENEFIT. The Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death.

    The specified percentage is 250% when the Insured has reached an "Attained Age" of 40 or less by date of death, and decreases each year thereafter to 100% when the Insured has reached an Attained Age of 95 at death. The Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. A table showing these percentages for Attained Ages 0 to 95 and an example of Death Benefit calculations are found in Appendix A.

    INCREASING THE FACE AMOUNT. On or after the first Policy Anniversary, the Owner may request an increase in the Face Amount.

    For any increase in the Face Amount the additional Premium Payment must be at least $10,000 and an application must be submitted. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by Protective Life from time to time. See "Premium Payments Upon Increase in Face Amount". The increase in Face Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved and the additional required minimum Premium Payment is received. The Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Face Amount. See "Premium Payments Upon Increase in Face Amount".

    An increase in Face Amount may be cancelled by the Owner in accordance with the Policy's cancellation privilege provisions, which also apply to increases in Face Amount. In such case, the amount refunded will be calculated in accordance with such provisions described above. See "Cancellation Privilege".

SETTLEMENT OPTIONS

    The Policy offers a variety of ways of receiving proceeds payable under the Death Benefit and surrender provisions of a Policy, other than in a lump sum. These alternative settlement options are summarized below. Any sales representative authorized to sell this Policy can further explain these options upon request. All of these options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each settlement option (other than Option 3), no surrender or Withdrawal may be made once payments have begun.

    The following settlement options may be elected.

    OPTION 1--PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2--LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3--INTEREST INCOME. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.

    OPTION 4--PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.

    OTHER REQUIREMENTS. Settlement Options must be elected by Written Notice. The Owner may elect payment options during the Insured's lifetime; Beneficiaries may elect Settlement Options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date of the Insured's death. The effective date of an option applied to Surrender Value is the date as of which the Withdrawal or surrender is executed.

    If Protective Life has available at the time a Settlement Option is elected options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

                             THE GUARANTEED ACCOUNT

    THE INTERESTS IN THE GUARANTEED ACCOUNT HAVE NOT BEEN, AND ARE NOT REQUIRED TO BE, REGISTERED UNDER THE SECURITIES ACT OF 1933 AND NEITHER THE GUARANTEED ACCOUNT NOR OTHER COMPONENTS OF THE COMPANY'S GENERAL ACCOUNT HAVE BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE GUARANTEED ACCOUNT, THE COMPANY'S GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GUARANTEED ACCOUNT. THE DISCLOSURE REGARDING THE GUARANTEED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

THE GUARANTEED ACCOUNT

    The Guaranteed Account is comprised of the Fixed Account and the DCA Fixed Account which consist of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. Both are part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account and the DCA Fixed Account. Guarantees of Premium Payments allocated to the Fixed Account and the DCA Fixed Account, and interest credited thereto, are backed by Protective Life. The Guaranteed Account Value is calculated daily. See "Guaranteed Account Value".

INTEREST CREDITED ON GUARANTEED ACCOUNT

    Protective Life guarantees that the interest credited during the first Policy Year to the initial Premium Payment allocated to the Fixed Account or the DCA Fixed Account will not be less than the rate shown in the Policy. The interest rate credited to subsequent Premium Payments allocated to the Fixed Account or the DCA Fixed Account or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Premium Payment(s) is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Premium Payment(s) is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a Premium Payment or amount transferred, (I.E., 12 months after the Premium Payment(s) or transfer is placed in the Guaranteed Account) we will credit interest on the Guaranteed Account Value attributable to such Premium Payment or transferred amount remaining in the Fixed Account or the DCA Fixed Account at the current interest rate in effect. New current interest rates are effective for such Guaranteed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. The initial annual effective interest rate and the current interest rates that Protective Life will credit are annual effective interest rates of not less than 4.00%. Because Protective Life anticipates changing the current interest rates for accounts within the Guaranteed Account from time to time, allocations to accounts within the Guaranteed Account may be credited with different current interest rates. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Guaranteed Account are accounted for on a "first-in-first-out" (FIFO) basis independently applied to the Fixed Account and the DCA Fixed Account.

GUARANTEED ACCOUNT VALUE

    The Guaranteed Account Value at any time is equal to: (1) that part of the Premium Payment(s) allocated to the Fixed Account and the DCA Fixed Account; plus (2) amounts transferred to the Fixed Account; plus (3) interest credited to the Fixed Account and the DCA Fixed Account; less (4) transfers from the Fixed Account or the DCA Fixed Account (including any transfer fees deducted) less (5) withdrawals from the Fixed Account or the DCA Fixed Account, less (6) surrender charges and premium tax recovery charges less (7) certain Monthly Deductions. Because Protective Life, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to the Fixed Account and the DCA Fixed Account and transfers to the Fixed Account will be credited with different current interest rates.

PAYMENTS FROM THE GUARANTEED ACCOUNT

    Payments from the Fixed Account and/or the DCA Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account and/or the DCA Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.

                             CHARGES AND DEDUCTIONS

MONTHLY DEDUCTIONS

    As of the Policy Effective Date, Protective Life will deduct the Monthly Deductions from the Policy Value. Subsequent Monthly Deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deductions consist of (1) cost of insurance charges ("cost of insurance charge"), (2) policy expense charge (the "policy expense charge"), (3) mortality and expense risk charge (the "Mortality and Expense Risk Charge") and (4) any charges for supplemental riders, as described below. The Monthly Deductions are deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value in each.

    COST OF INSURANCE CHARGE. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. For any Policy, the maximum cost of insurance on a Monthly Anniversary Day is calculated by multiplying the monthly cost of insurance rate for the Insured by the Policy Value under the Policy for that Monthly Anniversary Day.

    The current monthly cost of insurance charge is the lesser of (1) .054% multiplied by the Policy Value during Policy Years 1 through 10 and .046% multiplied by the Policy Value during Policy Year 11 and thereafter or (2) the Guaranteed Maximum Monthly Cost of Insurance rates (as specified in the policy) per $1,000 times the Net Amount at Risk.

    Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount. If the rate class for the increase has a higher cost of insurance rate than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the Initial Face Amount.

    Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Age Last Birthdate, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables.

    LEGAL CONSIDERATIONS RELATING TO SEX--DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, Premium Payments and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY POLICY EXPENSE CHARGE. This charge compensates Protective Life for sales and administrative expenses associated with the Policies and the Variable Account. These expenses relate to recordkeeping, processing death benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications, establishing Policy records and reports and other communication to Policy Owners. The monthly policy expense charge is equal to .058% multiplied by the Policy Value, which is equivalent to an annual rate of 0.70% of such amount.

    SUPPLEMENTAL RIDER CHARGES.  See "Supplemental Riders and Endorsements".

    MORTALITY AND EXPENSE RISK CHARGE. This charge compensates Protective Life for the mortality risk it assumes which is that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

    Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Guaranteed Account assets attributable to the Policies. The maximum monthly Mortality and Expense Risk Charge to be deducted in all Policy Years is equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount. The Company reserves the right to charge less than the maximum charge. Accordingly, during Policy Years 1 through 10, the monthly Mortality and Expense Charge is .075% and in Policy Years 11 and thereafter, the monthly Mortality and Expense Risk Charge is equal to .042% multiplied by the Variable Account Value, which is equivalent to an annual rate of .50% of such amount.

ANNUAL MAINTENANCE FEE

    Protective Life deducts a $35.00 annual maintenance fee from the Policy Value on each Policy Anniversary. Currently, the Company will waive the fee as of a Policy Anniversary, if the Policy Value equals or exceeds $50,000.

TRANSFER FEE

    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE) AND PREMIUM TAX RECOVERY
  CHARGE

    If the Policy is surrendered, or if the Policy lapses, or if a Withdrawal of an amount greater than the Annual Withdrawal Amount (or the amount by which your Policy Value exceeds the aggregate of Premium Payments made) is requested by the Owner, through the first nine Policy Years following each Premium Payment, a Surrender Charge and a Premium Tax Recovery Charge will be deducted. The Surrender Charge, which is a contingent deferred sales charge, and Premium Tax Recovery Charge, is deducted before any Surrender Value or Withdrawal is paid. See "Withdrawal Privilege" for rules for allocating the deduction.

    The Surrender Charge and Premium Tax Recovery Charge for each Premium Payment is equal to the Surrender Charge Percentage and Premium Tax Charge Percentage for the Policy Year in which the surrender, lapse or Withdrawal of such Premium Payment occurs, multiplied by the amount of such Premium Payment.

    The Surrender Charge and Premium Tax Recovery Charge are separately calculated and applied to each Premium Payment at any time that the Premium Payment is withdrawn or surrendered or the Policy lapses. Withdrawals within a given Policy Year are deemed to count first towards the Annual Withdrawal Amount. Once the aggregate Withdrawals in a Policy Year exceed the Annual Withdrawal Amount, the additional amount that may be withdrawn that Policy Year without incurring a Surrender Charge and Premium Tax Recovery Charge is equal to the remaining Policy Value that exceeds Premium Payments made. This determination will be made as of the date the Withdrawal request is received at our Home Office. The Surrender Charge and the Premium Tax Recovery Charge are calculated using the assumptions that all Policy Value in excess of aggregate Premium Payments is withdrawn or surrendered before any Premium Payments and that Premium Payments are withdrawn or surrendered on a first-in-first-out basis.

     POLICY YEAR               SURRENDER CHARGE                POLICY YEAR         PREMIUM TAX RECOVERY CHARGE
      FOLLOWING             AS A PERCENTAGE OF EACH             FOLLOWING            AS A PERCENTAGE OF EACH
   PREMIUM PAYMENT         PREMIUM PAYMENT WITHDRAWN         PREMIUM PAYMENT        PREMIUM PAYMENT WITHDRAWN
---------------------  ---------------------------------  ---------------------  -------------------------------
              1                            9%                           1                        2.50%
              2                            8%                           2                        2.25%
              3                            7%                           3                        2.00%
              4                            6%                           4                        1.75%
              5                            5%                           5                        1.50%
              6                            4%                           6                        1.25%
              7                            3%                           7                        1.00%
              8                            2%                           8                         .75%
              9                            1%                           9                         .50%
             10+                           0%                          10+                          0

    After the 10th Policy Year after each Premium Payment, there is no Surrender Charge or Premium Tax Recovery Charge for such Premium Payment.

    The purpose of the Surrender Charge and Premium Tax Recovery Charge is to reimburse Protective Life for some of the expenses incurred in the distribution of the Policies and the premium tax paid by Protective Life on each Premium Payment.

FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for the Funds.

EXCHANGE PRIVILEGE

    The Company is offering, where allowed by law, to owners of certain existing life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.

    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by the Company. While a minimum rate of interest (typically 4 or 4 1/2 percent) is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.

    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

    A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.

                                        EXISTING LIFE POLICY                     POLICY

State and Local Premium Tax       None                              None

Federal Tax Charge                None                              None

Sales Charges/Premium Expense     Ranges from 0% to 12% of premium  None
  Charge                          payments in all policy years.
                                  The premium expense charge can
                                  vary by age.

Administrative Fees               Ranges from $4 to $5 monthly.     None

Withdrawal Charges                $25                               None

Monthly Deductions                A monthly deduction consisting    A monthly deduction consisting
                                  of: (1) cost of insurance         of: (1) cost of insurance
                                  charges (2) administrative fees   currently equal to the lesser of
                                  (3) any charges for supplemental  (x) .054 multiplied by the benefits and/or riders. (applies  Policy Value in Policy Years 1
                                  to Existing Life Policies which   through 10 and .046 multiplied
                                  are universal life plans)         by the Policy Value in Policy
                                                                    Year 11 and thereafter or (y)
                                                                    the maximum monthly cost of
                                                                    insurance charges guaranteed in
                                                                    the Policy, (2) policy expense
                                                                    charges equal to .058%
                                                                    multiplied by the Policy Value,
                                                                    which is the equivalent of an
                                                                    annual rate of .70%, (3)
                                                                    mortality and expense charges
                                                                    equal to .075% multiplied by the
                                                                    Variable Account Value, which is
                                                                    equivalent to annual rate of
                                                                    .90% of such amount during
                                                                    Policy Years 1-10; in all Policy
                                                                    Years thereafter this charge is
                                                                    currently equal to .042%
                                                                    multiplied by the Variable
                                                                    Account Value, which is
                                                                    equivalent to an annual rate of
                                                                    .50% of such amount and (4) any
                                                                    charges for supplemental riders.

Annual Maintenance Fee            None                              $35 deducted from the Policy
                                                                    Value on each Policy Anniversary
                                                                    (currently waived if Policy
                                                                    Value is equal to or greater
                                                                    than $50,000)

Surrender Charges                 Surrender charges vary by policy  A declining deferred sales
                                  type and are incurred during a    charge of up to 9% and a
                                  surrender charge period which     declining premium tax recovery
                                  ranges from 0 years up to 19      charge of up to 2.50% of each
                                  years.                            premium payment is assessed on
                                                                    surrender charges during the
                                                                    first 9 Policy Years following
                                                                    each Premium Payment.

Guaranteed Interest Rate          Ranges from 4% to 5%.             Guaranteed account only 4%.

EFFECT OF THE EXCHANGE OFFER

    1. This Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.

    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing Riders and/or Supplement Benefits if available with the Policy. Evidence of insurability may be required. An increase or addition of Riders &/or Supplemental Benefits will require full evidence of insurability.

    3. The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.

    TAX CONSIDERATIONS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)

    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Code. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Federal Tax Matters".)

    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY IT WILL NOT BE TREATED AS A NON-TAXABLE EXCHANGE. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.

    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.

    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. A standard sales commission will be paid. (See "Sale of Policies")

               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering an Insured of a given age on the Issue Date, would vary over time if a single Premium Payment were made with the application and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Initial Premium accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that the Initial Premium is allocated equally among the Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account or the DCA Fixed Account.

    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of [0.92%] of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for each of the Funds accompanying this prospectus.

    In addition, the illustrations reflect the monthly charge to the Variable Account for assuming mortality and expense risks, which is equal to .075% multiplied by the Variable Account Value, which is equivalent to a effective annual charge of 0.90% of such amount during Policies Years 1-10; and in Policy Years 11+ is equal to .042% multiplied by the Variable Account Value, which is equivalent to an annual rate of .50% of such amount. After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.82%, 4.18% and 10.18%, respectively.

    The illustrations also reflect the deduction of the monthly policy expense charge, annual maintenance fee and the monthly cost of insurance charge for the hypothetical Insured. The surrender charge and premium tax recovery charge are reflected in the column "Cash Value". Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for rider benefits.

    The illustrations are based on Protective Life's sex distinct rates for non-smokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES

PROTECTIVE LIFE INSURANCE COMPANY

MALE ISSUE AGE: 45  NON-SMOKER

                              $100,000 FACE AMOUNT
                           INITIAL PREMIUM 24,208.14
                     USING CURRENT COST OF INSURANCE RATES

                                                                                                        12% HYPOTHETICAL
                 PREMIUMS               0% HYPOTHETICAL                     6% HYPOTHETICAL             GROSS INVESTMENT
                ACCUMULATED         GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN              RETURN
   END OF          AT 5%      -----------------------------------  ---------------------------------  --------------------
   POLICY        INTEREST       POLICY       CASH        DEATH      POLICY      CASH        DEATH      POLICY      CASH
    YEAR         PER YEAR        VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT      VALUE      VALUE
   ------      -------------  -----------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
          1      25,418.55        23,420      20,636     100,000      24,838     22,054     100,000      26,257     23,473
          2      26,689.47        22,657      20,176     100,000      25,486     23,005     100,000      28,482     26,001
          3      28,023.95        21,918      19,739     100,000      26,152     23,973     100,000      30,900     28,721
          4      29,425.15        21,201      19,325     100,000      26,836     24,960     100,000      33,525     31,649
          5      30,896.40        20,507      18,934     100,000      27,539     25,966     100,000      36,378     34,804
          6      32,441.22        19,835      18,564     100,000      28,262     26,991     100,000      39,476     38,205
          7      34,063.28        19,183      18,215     100,000      29,004     28,036     100,000      42,841     41,872
          8      35,766.45        18,552      17,886     100,000      29,767     29,101     100,000      46,496     45,830
          9      37,554.77        17,940      17,577     100,000      30,550     30,187     100,000      50,466     50,103
         10      39,432.51        17,348      17,348     100,000      31,356     31,356     100,000      54,820     54,820
         11      41,404.13        16,857      16,857     100,000      32,343     32,343     100,000      59,842     59,842
         12      43,474.34        16,379      16,379     100,000      33,362     33,362     100,000      65,335     65,335
         13      45,648.06        15,914      15,914     100,000      34,415     34,415     100,000      71,380     71,380
         14      47,930.46        15,461      15,461     100,000      35,502     35,502     100,000      78,021     78,021
         15      50,326.98        15,020      15,020     100,000      36,625     36,625     100,000      85,288     85,288
         16      52,843.33        14,590      14,590     100,000      37,784     37,784     100,000      93,241     93,241
         17      55,485.50        14,172      14,172     100,000      38,981     38,981     100,000     101,924    101,924
         18      58,259.78        13,765      13,765     100,000      40,217     40,217     100,000     111,402    111,402
         19      61,172.76        13,368      13,368     100,000      41,494     41,494     100,000     121,748    121,748
         20      64,231.40        12,982      12,982     100,000      42,812     42,812     100,000     133,044    133,044
         21      67,442.97        12,606      12,606     100,000      44,173     44,173     100,000     145,383    145,383
         22      70,815.12        12,240      12,240     100,000      45,579     45,579     100,000     158,830    158,830
         23      74,355.88        11,884      11,884     100,000      47,031     47,031     100,000     173,484    173,484
         24      78,073.67        11,537      11,537     100,000      48,529     48,529     100,000     189,452    189,452
         25      81,977.35        11,199      11,199     100,000      50,077     50,077     100,000     206,850    206,850
         26      86,076.22        10,870      10,870     100,000      51,712     51,712     100,000     225,798    225,798
         27      90,380.03        10,550      10,550     100,000      53,400     53,400     100,000     246,530    246,530
         28      94,899.04        10,238      10,238     100,000      55,143     55,143     100,000     269,258    269,258
         29      99,643.99         9,935       9,935     100,000      56,942     56,942     100,000     294,210    294,210
         30     104,626.19         9,639       9,639     100,000      58,801     58,801     100,000     321,667    321,667
         31     109,857.50         9,351       9,351     100,000      60,720     60,720     100,000     351,974    351,974
         32     115,350.37         9,071       9,071     100,000      62,702     62,702     100,000     385,011    385,011
         33     121,117.89         8,798       8,798     100,000      64,749     64,749     100,000     421,008    421,008
         34     127,173.78         8,532       8,532     100,000      66,862     66,862     100,000     460,206    460,206
         35     133,532.47         8,273       8,273     100,000      69,045     69,045     100,000     502,861    502,861
         36     140,209.10         8,021       8,021     100,000      71,298     71,298     100,000     549,237    549,237
         37     147,219.55         7,776       7,776     100,000      73,626     73,626     100,000     599,605    599,605
         38     154,580.53         7,537       7,537     100,000      76,029     76,029     100,000     654,530    654,530
         39     162,309.55         7,305       7,305     100,000      78,510     78,510     100,000     714,487    714,487
         40     170,425.03         7,078       7,078     100,000      81,073     81,073     100,000     779,936    779,936
         41     178,946.28         6,858       6,858     100,000      83,719     83,719     100,000     851,381    851,381
         42     187,893.60         6,643       6,643     100,000      86,452     86,452     100,000     929,370    929,370
         43     197,288.28         6,434       6,434     100,000      89,273     89,273     100,000   1,014,503  1,014,503
         44     207,152.69         6,231       6,231     100,000      92,187     92,187     100,000   1,107,434  1,107,434
         45     217,510.33         6,033       6,033     100,000      95,196     95,196     100,000   1,208,879  1,208,879
         46     228,385.84         5,840       5,840     100,000      98,303     98,303     102,236   1,319,615  1,319,615
         47     239,805.14         5,652       5,652     100,000     101,512    101,512     104,557   1,440,496  1,440,496
         48     251,795.39         5,469       5,469     100,000     104,825    104,825     106,922   1,572,450  1,572,450
         49     264,385.16         5,291       5,291     100,000     108,247    108,247     109,329   1,716,491  1,716,491
         50     277,604.42         5,117       5,117     100,000     112,040    112,040     112,040   1,878,077  1,878,077
         51     291,484.64         4,948       4,948     100,000     116,334    116,334     116,334   2,061,406  2,061,406
         52     306,058.87         4,784       4,784     100,000     120,793    120,793     120,793   2,262,632  2,262,632
         53     321,361.82         4,624       4,624     100,000     125,422    125,422     125,422   2,483,499  2,483,499
         54     337,429.91         4,468       4,468     100,000     130,230    130,230     130,230   2,725,927  2,725,927
         55     354,301.40         4,316       4,316     100,000     135,221    135,221     135,221   2,992,020  2,992,020


   END OF
   POLICY        DEATH
    YEAR        BENEFIT
   ------      ---------
          1      100,000
          2      100,000
          3      100,000
          4      100,000
          5      100,000
          6      100,000
          7      100,000
          8      100,000
          9      100,000
         10      100,000
         11      100,000
         12      100,000
         13      100,000
         14      104,549
         15      110,874
         16      119,349
         17      128,424
         18      138,138
         19      148,532
         20      159,653
         21      173,006
         22      187,419
         23      202,976
         24      219,764
         25      237,878
         26      255,152
         27      273,649
         28      293,492
         29      314,804
         30      337,751
         31      369,573
         32      404,262
         33      442,058
         34      483,216
         35      528,004
         36      576,699
         37      629,585
         38      687,257
         39      750,212
         40      818,933
         41      893,950
         42      975,838
         43    1,065,228
         44    1,162,806
         45    1,269,323
         46    1,372,400
         47    1,483,711
         48    1,603,899
         49    1,733,656
         50    1,878,077
         51    2,061,406
         52    2,262,632
         53    2,483,499
         54    2,725,927
         55    2,992,020

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable monthly policy expense charges equal to .058% multiplied by the Policy Value which is equivalent to an annual rate of 0.70% of such amount, annual maintenance fees, current cost of insurance rates, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1-10; and in Policy Years 11+ is equal to .042% multiplied by the Variable Account Value, which is equivalent to an annual rate of .50% of such amount.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that only the Initial Premium is paid. Values would be different if additional Premiums are paid.
(5) Assumes no riders are in effect.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES

PROTECTIVE LIFE INSURANCE COMPANY

MALE ISSUE AGE: 45  NON-SMOKER

                              $100,000 FACE AMOUNT
                           INITIAL PREMIUM 24,208.14
                    USING GUARANTEED COST OF INSURANCE RATES

                                                                                                          12% HYPOTHETICAL
                 PREMIUMS               0% HYPOTHETICAL                      6% HYPOTHETICAL              GROSS INVESTMENT
                ACCUMULATED         GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN               RETURN
   END OF          AT 5%      -----------------------------------  -----------------------------------  --------------------
   POLICY        INTEREST       POLICY       CASH        DEATH       POLICY       CASH        DEATH      POLICY      CASH
    YEAR         PER YEAR        VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT      VALUE      VALUE
   ------      -------------  -----------  ---------  -----------  -----------  ---------  -----------  ---------  ---------
          1      25,418.55        23,314      20,530     100,000       24,735      21,951     100,000      26,157     23,373
          2      26,689.47        22,418      19,937     100,000       25,261      22,780     100,000      28,274     25,793
          3      28,023.95        21,518      19,339     100,000       25,785      23,606     100,000      30,575     28,396
          4      29,425.15        20,611      18,735     100,000       26,304      24,427     100,000      33,077     31,201
          5      30,896.40        19,694      18,121     100,000       26,816      25,242     100,000      35,799     34,226
          6      32,441.22        18,763      17,493     100,000       27,317      26,046     100,000      38,763     37,492
          7      34,063.28        17,813      16,845     100,000       27,804      26,835     100,000      41,990     41,022
          8      35,766.45        16,837      16,172     100,000       28,270      27,604     100,000      45,507     44,841
          9      37,554.77        15,828      15,485     100,000       28,710      28,347     100,000      49,340     48,977
         10      39,432.51        14,780      14,780     100,000       29,119      29,119     100,000      53,525     53,525
         11      41,404.13        13,648      13,648     100,000       29,422      29,422     100,000      58,024     58,024
         12      43,474.34        12,467      12,467     100,000       29,676      29,676     100,000      62,940     62,940
         13      45,648.06        11,229      11,229     100,000       29,878      29,878     100,000      68,321     68,321
         14      47,930.46         9,926       9,926     100,000       30,018      30,018     100,000      74,217     74,217
         15      50,326.98         8,545       8,545     100,000       30,084      30,084     100,000      80,655     80,655
         16      52,843.33         7,072       7,072     100,000       30,065      30,065     100,000      87,660     87,660
         17      55,485.50         5,492       5,492     100,000       29,946      29,946     100,000      95,262     95,262
         18      58,259.78         3,783       3,783     100,000       29,707      29,707     100,000     103,511    103,511
         19      61,172.76         1,919       1,919     100,000       29,326      29,326     100,000     112,462    112,462
         20      64,231.40             0           0           0       28,781      28,781     100,000     122,178    122,178
         21      67,442.97             0           0           0       28,046      28,046     100,000     132,728    132,728
         22      70,815.12             0           0           0       27,095      27,095     100,000     144,156    144,156
         23      74,355.88             0           0           0       25,896      25,896     100,000     156,535    156,535
         24      78,073.67             0           0           0       24,412      24,412     100,000     169,942    169,942
         25      81,977.35             0           0           0       22,592      22,592     100,000     184,463    184,463
         26      86,076.22             0           0           0       20,347      20,347     100,000     200,178    200,178
         27      90,380.03             0           0           0       17,609      17,609     100,000     217,279    217,279
         28      94,899.04             0           0           0       14,296      14,296     100,000     235,921    235,921
         29      99,643.99             0           0           0       10,247      10,247     100,000     256,275    256,275
         30     104,626.19             0           0           0        5,308       5,308     100,000     278,553    278,553
         31     109,857.50             0           0           0            0           0           0     303,014    303,014
         32     115,350.37             0           0           0            0           0           0     329,516    329,516
         33     121,117.89             0           0           0            0           0           0     358,215    358,215
         34     127,173.78             0           0           0            0           0           0     389,276    389,276
         35     133,532.47             0           0           0            0           0           0     422,868    422,868
         36     140,209.10             0           0           0            0           0           0     459,164    459,164
         37     147,219.55             0           0           0            0           0           0     498,338    498,338
         38     154,580.53             0           0           0            0           0           0     540,564    540,564
         39     162,309.55             0           0           0            0           0           0     586,017    586,017
         40     170,425.03             0           0           0            0           0           0     634,883    634,883
         41     178,946.28             0           0           0            0           0           0     687,356    687,356
         42     187,893.60             0           0           0            0           0           0     743,642    743,642
         43     197,288.28             0           0           0            0           0           0     803,960    803,960
         44     207,152.69             0           0           0            0           0           0     868,535    868,535
         45     217,510.33             0           0           0            0           0           0     937,591    937,591
         46     228,385.84             0           0           0            0           0           0   1,011,343  1,011,343
         47     239,805.14             0           0           0            0           0           0   1,092,688  1,092,688
         48     251,795.39             0           0           0            0           0           0   1,182,853  1,182,853
         49     264,385.16             0           0           0            0           0           0   1,283,309  1,283,309
         50     277,604.42             0           0           0            0           0           0   1,395,900  1,395,900
         51     291,484.64             0           0           0            0           0           0   1,523,196  1,523,196
         52     306,058.87             0           0           0            0           0           0   1,662,100  1,662,100
         53     321,361.82             0           0           0            0           0           0   1,813,672  1,813,672
         54     337,429.91             0           0           0            0           0           0   1,979,065  1,979,065
         55     354,301.40             0           0           0            0           0           0   2,159,541  2,159,541


   END OF
   POLICY        DEATH
    YEAR        BENEFIT
   ------      ---------
          1      100,000
          2      100,000
          3      100,000
          4      100,000
          5      100,000
          6      100,000
          7      100,000
          8      100,000
          9      100,000
         10      100,000
         11      100,000
         12      100,000
         13      100,000
         14      100,000
         15      104,851
         16      112,205
         17      120,030
         18      128,354
         19      137,204
         20      146,614
         21      157,946
         22      170,104
         23      183,146
         24      197,133
         25      212,133
         26      226,201
         27      241,179
         28      257,154
         29      274,214
         30      292,481
         31      318,164
         32      345,992
         33      376,126
         34      408,740
         35      444,011
         36      482,122
         37      523,255
         38      567,592
         39      615,318
         40      666,627
         41      721,724
         42      780,825
         43      844,158
         44      911,961
         45      984,470
         46    1,051,796
         47    1,125,469
         48    1,206,510
         49    1,296,142
         50    1,395,900
         51    1,523,196
         52    1,662,100
         53    1,813,672
         54    1,979,065
         55    2,159,541

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable monthly policy expense charges, equal to .058% multiplied by the Policy Value, which is equivalent to an annual rate of 0.70% of such amount, annual maintenance fees, guaranteed cost of insurance rates, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that only the Initial Premium is paid. Values would be different if additional Premiums are paid.
(5) Assumes no riders are in effect.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES

PROTECTIVE LIFE INSURANCE COMPANY

FEMALE ISSUE AGE: 45  NON-SMOKER

                              $100,000 FACE AMOUNT
                           INITIAL PREMIUM 20,943.63
                     USING CURRENT COST OF INSURANCE RATES

                                                                                                        12% HYPOTHETICAL
                 PREMIUMS               0% HYPOTHETICAL                     6% HYPOTHETICAL             GROSS INVESTMENT
                ACCUMULATED         GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN              RETURN
   END OF           AT        -----------------------------------  ---------------------------------  --------------------
   POLICY       5% INTEREST     POLICY       CASH        DEATH      POLICY      CASH        DEATH      POLICY      CASH
    YEAR         PER YEAR        VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT      VALUE      VALUE
   ------      -------------  -----------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
          1      21,990.81        20,257      17,849     100,000      21.484     19,075     100,000      22,711     20,302
          2      23,090.35        19,592      17,446     100,000      22,039     19,893     100,000      24,630     22,484
          3      24,244.87        18,949      17,064     100,000      22,610     20,725     100,000      26,716     24,831
          4      25,457.11        18,325      16,701     100,000      23,197     21,574     100,000      28,981     27,358
          5      26,729.97        17,720      16,359     100,000      23,800     22,439     100,000      31,441     30,080
          6      28,066.47        17,134      16,035     100,000      24,419     23,320     100,000      34,114     33,014
          7      29,469.79        16,567      15,729     100,000      25,056     24,218     100,000      37,017     36,179
          8      30,943.28        16,017      15,441     100,000      25,710     25,134     100,000      40,170     39,594
          9      32,490.44        15,485      15,170     100,000      26,382     26,068     100,000      43,595     43,281
         10      34,114.97        14,968      14,968     100,000      27,072     27,072     100,000      47,315     47,315
         11      35,820.71        14,540      14,540     100,000      27,920     27,920     100,000      51,611     51,611
         12      37,611.75        14,123      14,123     100,000      28,795     28,795     100,000      56,340     56,340
         13      39,492.34        13,718      13,718     100,000      29,698     29,698     100,000      61,526     61,526
         14      41,466.95        13,322      13,322     100,000      30,632     30,632     100,000      67,242     67,242
         15      43,540.30        12,937      12,937     100,000      31,595     31,595     100,000      73,549     73,549
         16      45,717.32        12,563      12,563     100,000      32,590     32,590     100,000      80,504     80,504
         17      48,003.18        12,198      12,198     100,000      33,618     33,618     100,000      88,127     88,127
         18      50,403.34        11,843      11,843     100,000      34,679     34,679     100,000      96,466     96,466
         19      52,923.51        11,497      11,497     100,000      35,775     35,775     100,000     105,588    105,588
         20      55,569.69        11,160      11,160     100,000      36,906     36,906     100,000     115,568    115,568
         21      58,348.17        10,832      10,832     100,000      38,075     38,075     100,000     126,488    126,488
         22      61,265.58        10,513      10,513     100,000      39,281     39,281     100,000     136,423    136,423
         23      64,328.86        10,202      10,202     100,000      40,527     40,527     100,000     151,467    151,467
         24      67,545.30         9,899       9,899     100,000      41,814     41,814     100,000     165,728    165,728
         25      70,922.56         9,605       9,605     100,000      43,142     43,142     100,000     181,316    208,513
         26      74,468.69         9,318       9,318     100,000      44,514     44,514     100,000     198,352    198,352
         27      78,192.13         9,038       9,038     100,000      45,931     45,931     100,000     217,017    217,017
         28      82,101.73         8,766       8,766     100,000      47,394     47,394     100,000     237,480    237,480
         29      86,206.82         8,501       8,501     100,000      48,905     48,905     100,000     259,933    259,933
         30      90,517.16         8,243       8,243     100,000      50,465     50,465     100,000     284,605    284,605
         31      95,043.02         7,992       7,992     100,000      52,112     52,112     100,000     311,768    311,768
         32      99,795.17         7,748       7,748     100,000      53,813     53,813     100,000     341,439    341,439
         33     104,784.93         7,510       7,510     100,000      55,570     55,570     100,000     373,836    373,836
         34     110,024.18         7,278       7,278     100,000      57,383     57,383     100,000     409,190    409,190
         35     115,525.38         7,052       7.052     100,000      59,256     59,256     100,000     447,747    447,747
         36     121,301.65         6,832       6,832     100,000      61,191     61,191     100,000     489,759    489,759
         37     127,366.74         6,618       6,618     100,000      63,188     63,188     100,000     535,493    535,493
         38     133,735.07         6,410       6,410     100,000      65,250     65,250     100,000     585,217    585,217
         39     140,421.83         6,207       6,207     100,000      67,380     67,380     100,000     639,212    639,212
         40     147,442.92         6,010       6,010     100,000      69,579     69,579     100,000     697,774    697,774
         41     154,815.06         5,817       5,817     100,000      71,850     71,850     100,000     761,692    761,692
         42     162,555.82         5,630       5,630     100,000      74,196     74,196     100,000     831,465    831,465
         43     170,683.61         5,448       5,448     100,000      76,617     76,617     100,000     907,630    907,630
         44     179,217.79         5,270       5,270     100,000      79,118     79,118     100,000     990,771    990,771
         45     188,178.68         5,097       5,097     100,000      81,701     81,701     100,000   1,081,529  1,081,529
         46     197,587.61         4,929       4,929     100,000      84,367     84,367     100,000   1,180,600  1,180,600
         47     207,466.99         4,765       4,765     100,000      87,121     87,121     100,000   1,288,747  1,288,747
         48     217,840.34         4,605       4,605     100,000      89,965     89,965     100,000   1,406,800  4,406,800
         49     228,732.36         4,450       4,450     100,000      92,901     92,901     100,000   1,535,849  1,535,849
         50     240,168.98         4,299       4,299     100,000      95,933     95,933     100,000   1,680,688  1,680,688
         51     252,177.43         4,151       4,151     100,000      99,101     99,101     100,000   1,844,749  1,844,749
         52     264,786.30         4,008       4,008     100,000     102,868    102,868     102,868   2,024,825  2,024,825
         53     278,025.61         3,868       3,868     100,000     106,810    106,810     106,810   2,222,479  2,222,479
         54     291,926.89         3,732       3,732     100,000     110,904    110,904     110,904   2,439,428  2,439,428
         55     306,523.24         3,600       3,600     100,000     115,155    115,155     115,155   2,677,553  2,677,553


   END OF
   POLICY        DEATH
    YEAR        BENEFIT
   ------      ---------
          1      100,000
          2      100,000
          3      100,000
          4      100,000
          5      100,000
          6      100,000
          7      100,000
          8      100,000
          9      100,000
         10      100,000
         11      100,000
         12      100,000
         13      100,000
         14      100,000
         15      100,000
         16      103,046
         17      111,040
         18      119,618
         19      128,818
         20      138,681
         21      150,521
         22      163,339
         23      177,217
         24      192,244
         25      208,513
         26      224,137
         27      240,889
         28      258,853
         29      278,128
         30      298,836
         31      327,356
         32      358,511
         33      392,528
         34      429,650
         35      470,134
         36      514,247
         37      562,267
         38      614,478
         39      671,173
         40      732,662
         41      799,777
         42      873,038
         43      953,011
         44    1,040,310
         45    1,135,605
         46    1,227,824
         47    1,327,409
         48    1,434,936
         49    1,551,207
         50    1,680,688
         51    1,844,749
         52    2,024,825
         53    2,222,479
         54    2,439,428
         55    2,677,553

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable monthly Policy expense charges equal to .058% multiplied by the Policy Value, which is equivalent to an annual rate of 0.70% of such amount, annual maintenance fees, guaranteed cost of insurance rates, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1-10; and in Policy Years 11+ is equal to .042% multiplied by the Variable Account Value, which is equivalent to an annual rate of .50% of such amount.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that only the Initial Premium is paid. Values would be different if additional Premiums are paid.
(5) Assumes no riders are in effect.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES

PROTECTIVE LIFE INSURANCE COMPANY

FEMALE ISSUE AGE: 45  NON-SMOKER

                              $100,000 FACE AMOUNT
                           INITIAL PREMIUM 20,943.63
                    USING GUARANTEED COST OF INSURANCE RATES

                                                                                                          12% HYPOTHETICAL
                 PREMIUMS               0% HYPOTHETICAL                      6% HYPOTHETICAL              GROSS INVESTMENT
                ACCUMULATED         GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN               RETURN
   END OF          AT 5%      -----------------------------------  -----------------------------------  --------------------
   POLICY        INTEREST       POLICY       CASH        DEATH       POLICY       CASH        DEATH      POLICY      CASH
    YEAR         PER YEAR        VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT      VALUE      VALUE
   ------      -------------  -----------  ---------  -----------  -----------  ---------  -----------  ---------  ---------
          1      21,990.81        20,148      17,739     100,000       21,376      18,968     100,000      22,605     20,197
          2      23,090.35        19,353      17,206     100,000       21,809      19,662     100,000      24,411     22,264
          3      24,244.87        18,557      16,672     100,000       22,239      20,354     100,000      26,373     24,489
          4      25,457.11        17,758      16,135     100,000       22,667      21,044     100,000      28,509     26,885
          5      26,729.97        16,955      15,593     100,000       23,090      21,729     100,000      30,832     29,470
          6      28,066.47        16,143      15,044     100,000       23,506      22,407     100,000      33,360     32,261
          7      29,469.79        15,321      14,483     100,000       23,912      23,075     100,000      36,114     35,277
          8      30,943.28        14,483      13,907     100,000       24,305      23,729     100,000      39,114     38,538
          9      32,490.44        13,627      13,313     100,000       24,681      24,367     100,000      42,385     42,070
         10      34,114.97        12,750      12,750     100,000       25,039      25,039     100,000      45,954     45,954
         11      35,820.71        11,819      11,819     100,000       25,319      25,319     100,000      49,759     49,759
         12      37,611.75        10,867      10,867     100,000       25,575      25,575     100,000      53,914     53,914
         13      39,492.34         9,895       9,895     100,000       25,807      25,807     100,000      58,497     58,497
         14      41,466.95         8,902       8,902     100,000       26,013      26,013     100,000      63,516     63,516
         15      43,540.30         7,883       7,883     100,000       26,190      26,190     100,000      69,016     69,016
         16      45,717.32         6,829       6,829     100,000       26,329      26,329     100,000      75,051     75,051
         17      48,003.18         5,726       5,726     100,000       26,418      26,418     100,000      81,666     81,666
         18      50,403.34         4,557       4,557     100,000       26,441      26,441     100,000      88,871     88,871
         19      52,923.51         3,300       3,300     100,000       26,381      26,381     100,000      96,705     96,705
         20      55,569.69         1,941       1,941     100,000       26,222      26,222     100,000     105,226    105,226
         21      58,348.17           468         468     100,000       25,953      25,953     100,000     114,495    114,495
         22      61,265.58             0           0           0       25,563      25,563     100,000     124,564    124,564
         23      64,328.86             0           0           0       25,044      25,044     100,000     135,506    135,506
         24      67,545.30             0           0           0       24,383      24,383     100,000     147,396    147.396
         25      70,922.56             0           0           0       23,558      23,558     100,000     160,316    160,316
         26      74,468.69             0           0           0       22,534      22,534     100,000     174,352    174,352
         27      78,192.13             0           0           0       21,262      21,262     100,000     189,643    189,643
         28      82,101.73             0           0           0       19,676      19,676     100,000     206,311    206,311
         29      86,206.82             0           0           0       17,700      17,700     100,000     224,495    224,495
         30      90,517.16             0           0           0       15,248      15,248     100,000     244,365    244,365
         31      95,043.02             0           0           0       12,224      12,224     100,000     266,121    266,121
         32      99,795.17             0           0           0        8,522       8,522     100,000     289,743    289,743
         33     104,784.93             0           0           0        4,018       4,018     100,000     315,378    315,378
         34     110,024.18             0           0           0            0           0           0     343,184    343,184
         35     115,525.38             0           0           0            0           0           0     373,323    373,323
         36     121,301.65             0           0           0            0           0           0     405,964    405,964
         37     127,366.74             0           0           0            0           0           0     441,275    441,275
         38     133,735.07             0           0           0            0           0           0     479,428    479,428
         39     140,421.83             0           0           0            0           0           0     520,599    520,599
         40     147,442.92             0           0           0            0           0           0     564,968    564,968
         41     154,815.06             0           0           0            0           0           0     612,722    612,722
         42     162,555.82             0           0           0            0           0           0     664,052    664,052
         43     170,683.61             0           0           0            0           0           0     719,152    719,512
         44     179,217.79             0           0           0            0           0           0     778,214    778,214
         45     188,178.68             0           0           0            0           0           0     841,423    841,423
         46     197,587.61             0           0           0            0           0           0     908,951    908,951
         47     207,466.99             0           0           0            0           0           0     983,110    983,110
         48     217,840.34             0           0           0            0           0           0   1,064,974  1,064,974
         49     228,732.36             0           0           0            0           0           0   1,155,864  1,155,864
         50     240,168.98             0           0           0            0           0           0   1,257,466  1,257,466
         51     252,177.43             0           0           0            0           0           0   1,372,138  1,372,138
         52     264,786.30             0           0           0            0           0           0   1,497,267  1,497,267
         53     278,025.61             0           0           0            0           0           0   1,633,807  1,633,807
         54     291,926.89             0           0           0            0           0           0   1,782,798  1,782,798
         55     306,523.24             0           0           0            0           0           0   1,945,376  1,945,376


   END OF
   POLICY        DEATH
    YEAR        BENEFIT
   ------      ---------
          1      100,000
          2      100,000
          3      100,000
          4      100,000
          5      100,000
          6      100,000
          7      100,000
          8      100,000
          9      100,000
         10      100,000
         11      100,000
         12      100,000
         13      100,000
         14      100,000
         15      100,000
         16      100,000
         17      102,899
         18      110,200
         19      117,980
         20      126,271
         21      136,249
         22      146,986
         23      158,542
         24      170,979
         25      184,363
         26      197,018
         27      210,504
         28      224,879
         29      240,210
         30      256,584
         31      279,427
         32      304,230
         33      331,147
         34      360,343
         35      391,990
         36      426,262
         37      463,339
         38      503,399
         39      546,629
         40      593,216
         41      643,358
         42      697,255
         43      755,110
         44      817,125
         45      883,494
         46      945,309
         47    1,012,604
         48    1,086,274
         49    1,167,422
         50    1,257,466
         51    1,372,138
         52    1,497,267
         53    1,633,807
         54    1,782,798
         55    1,945,376

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable monthly policy expense charges equal to .058% multiplied by the Policy Value, which is equivalent to an annual rate of 0.70%, of such amount, annual maintenance fees, guaranteed cost of insurance rates, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that only the Initial Premium is paid. Values would be different if additional Premiums are paid.
(5) Assumes no riders are in effect.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

    INCONTESTABILITY. Protective Life will not contest the Policy, or any supplemental rider or reinstated benefit, after the Policy or rider or reinstated benefit has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider or the date Protective Life approves the reinstatement application, unless fraud is involved. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

    SUICIDE EXCLUSION. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the Premium Payments made before death, less any Policy Debt and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

CHANGES IN THE POLICY OR BENEFITS

    MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex has been misstated in the application for the Policy or in any application for supplemental benefits and/or riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided at the Policy Effective Date, at the correct age and sex.

    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS

    Protective Life will ordinarily pay any Death Benefit Proceeds, Policy loans, Withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit Proceeds, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. See also "Payments from the Fixed Accounts".

REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Guaranteed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; Premiums paid since the last report; Withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current Premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay Premium Payments or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT

    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. See "Tax Considerations".

ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Insured, or Beneficiary (a "claimant") arising out of insurance provided under the Policy, other than causes of action arising under Federal Securities laws, will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued in certain states.

[SUPPLEMENTAL RIDERS AND ENDORSEMENTS]
  SUPPLEMENTAL RIDERS

    [The following supplemental riders are available and may be added to your Policy provided that they are authorized for use in your state. Monthly charges for these riders will be deducted from your Policy Value as part of the monthly deduction (see "Monthly Deduction"). The supplemental riders available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

    CONFINED CARE ACCELERATED DEATH BENEFIT RIDER. Provides the right to request an acceleration of a portion of the Death Benefit of the Policy in monthly payments if the Insured is confined to a nursing home facility.

    COMMUNITY CARE ACCELERATED DEATH BENEFIT RIDER. Provides the right to request an acceleration of a portion of the Death Benefit of the Policy in monthly payments if the Insured is receiving Community Care (as defined in the rider).

    ENDORSEMENTS. The Company has also issued as part of the Policy two endorsements for which there are no charges. The Waiver of Surrender Charge Endorsement provides for a waiver of surrender charges after the first Policy Year in the event the Owner is first diagnosed as having a terminal illness or enters a nursing home (for a period of ninety days or more). Under the Accelerated Death Benefit Endorsement the Owner may request an acceleration of a portion of the Death Benefit of the Policy if the Insured is diagnosed (while covered by the Policy), with a terminal illness or injury and has a life expectancy of 6 months or less.

    Additional rules and limits apply to these supplemental riders and endorsements. Not all such benefits may be available at any time, and supplemental riders in addition to those listed above may be made available. Please ask your Protective Life agent for further information, or contact the Home Office.]

REINSURANCE

    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY

    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.

    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, Policy loans and interest paid on Policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a Policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a Beneficiary.

    Prior to utilizing this Policy or the above applications you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

    In addition, you need to consider the tax implications of using the Policy with these applications. (The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "Tax Considerations" below.) Loans and Withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the Policy is withdrawn, surrendered, lapses or matures. Because of these risks, you need to carefully consider how you use this Policy. This Policy may not be suitable for all persons, under any of these applications.

                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE OR LOCAL--OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

TAX STATUS OF PROTECTIVE LIFE

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs.

TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY

    Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Value that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other earnings credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and
(2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

    DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal tax purposes and the Owner would generally be taxed currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

    OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owner's gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued in regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate premium payments and Variable Account Values, and may be able to transfer among Funds more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and THUS SUBJECT TO CURRENT TAXATION ON THE INCOME AND GAINS FROM THOSE ASSETS. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS

    In general, the amount of the Death Benefit Proceeds payable under a Policy by reason of the death of the Insured is excludable from gross income under
Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds is not received in a lump sum and is, instead, applied under either Settlement Options 1, 2, or 4, payments generally will be prorated between amounts attributable to the Death Benefit which will be excludable from the Beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the Beneficiary's income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest payments will be includible in the Beneficiary's income.

    TAX DEFERRAL DURING ACCUMULATION PERIOD

    Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Cash Value over the "investment in the contract" generally will be includible in the Owner's income. The "investment in the contract" generally is the sum of Premium Payments less the aggregate amount previously received under the Policy to the extent such amounts received were excludable from gross income. Whether Withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

    POLICIES WHICH ARE MECS

    CHARACTERIZATION OF A POLICY AS A MEC. Generally, a life insurance contract will be considered a MEC for federal income tax purposes if (1) the life insurance contract is received in exchange for a life insurance contract that was a MEC, or (2) the life insurance contract is entered into after June 21, 1988 and premiums are paid into the life insurance contract more rapidly than the rate defined by a "7-Pay Test." The Code generally provides that a life insurance contract will fail this test (and thus be considered a MEC) if the accumulated amount paid under the life insurance contract at any time during the 1st 7 years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the life insurance contract provided for paid-up future benefits after the payment of 7 level annual premiums.

    This Policy GENERALLY WILL BE A MEC unless (1) it was received in exchange for another life insurance policy which was not a MEC and (2) no premium payments or other consideration (other than the exchanged contract) are paid into the Policy during the 1st 7 Policy Years. In addition, even if the Policy initially is not a MEC, it may, in certain circumstances, become a MEC. These circumstances would include a later increase in benefits, any other "material change" of the Policy (within the meaning of the tax law), and a Withdrawal or reduction in the Death Benefit during the 1st 7 Policy Years.

    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, Withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, Withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any loan (and any interest thereon) will be treated as a Withdrawal for tax purposes. In addition, the discussion of lapses (and surrenders) while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.

    If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a Withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, although it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.

    PENALTY TAX. Generally, proceeds of a surrender (or a Withdrawal, including any deemed Withdrawals such as loans) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or Withdrawal is made (1) after the Owner attains age 59 1/2, (2) because the Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).

    AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on Withdrawals (including deemed Withdrawals). The effects of such aggregation are not clear; however, it could affect the amount of a Withdrawal (or a deemed Withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

    POLICIES WHICH ARE NOT MECS

    TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC, the amount of any Withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a Withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent the Withdrawal exceeds the investment in the contract immediately before the Withdrawal.

    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY
YEARS. As stated above, section 7702 of the Code places limitations on the amount of premiums that may be paid and the Policy Value that can accumulate relative to the Death Benefit. Where cash distributions are required under section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if Withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the face amount, if Withdrawals are made, and in certain other instances. In particular, an Owner electing Withdrawals on a regular basis should consider that such Withdrawals (like all other Withdrawals) will reduce the death benefit and thus may result in some amounts being included in income even though the Withdrawals are less than the investment in the contract.

    TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under such a Policy will constitute income to the Owner so long as the Policy remains in force. If a Policy lapses (or is surrendered) when a loan is outstanding, the amount of the loan outstanding will be treated as surrender proceeds for purposes of determining whether any amounts are includible in the owner's income.

    ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW

    Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums with interest to the extent required by law. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

    OTHER CONSIDERATIONS

    Changing the Owner, exchanging the Policy, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or Withdrawal.

DISALLOWANCE OF INTEREST DEDUCTIONS

    The Policy generally will be characterized as a single premium life insurance contract under section 264 of the Code and, as a result, interest paid on any loans under the Policy will not be tax deductible, irrespective of whether the owner is an individual or a non-natural entity, such as a corporation or a trust. In addition, in the case of Policies issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee, of a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

FEDERAL INCOME TAX WITHHOLDING

    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing at or before the time of the surrender or Withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.

            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES

    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold by certain registered representatives of broker-dealers (including ProEquities, Inc., an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. Registered representatives may be paid commissions on Policies they sell based on Premium Payments paid in amounts up to 7.25% first year premium payment and .35% on unloaned Policy Value. Other allowances and overrides, and non-cash compensation, also may be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation.

PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers.

NAME                                      AGE             POSITION WITH PROTECTIVE LIFE
------------------------------------     -----     --------------------------------------------
Drayton Nabers, Jr..................          57   Chairman of the Board and a Director
John D. Johns.......................          45   President and a Director
R. Stephen Briggs...................          48   Executive Vice President and a Director
Jim E. Massengale...................          54   Executive Vice President, Acquisitions and a
                                                     Director
A.S. Williams III...................          61   Executive Vice President, Investments,
                                                     Treasurer and a Director
Danny L. Bentley....................          39   Senior Vice President, Group and a Director
Richard J. Bielen...................          36   Senior Vice President, Investments and a
                                                     Director
Carolyn King........................          47   Senior Vice President, Investment Products
                                                     and a Director
Deborah J. Long.....................          44   Senior Vice President, General Counsel,
                                                     Secretary and a Director
Steven A. Schultz...................          43   Senior Vice President, Financial
                                                     Institutions and a Director
Wayne E. Stuenkel...................          44   Senior Vice President and Chief Actuary and
                                                     a Director
Judy Wilson.........................          39   Senior Vice President, Guaranteed Investment
                                                     Contracts
Jerry W. DeFoor.....................          45   Vice President and Controller, and Chief
                                                     Accounting Officer

    Mr. Nabers has been Chairman of the Board and a Director of Protective Life since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. From May 1992 to May 1994, he was President and Chief Executive Officer and a Director of PLC. Mr. Nabers was President and Chief Operating Officer and a

Director of PLC from August 1982 until May 1992. From July 1981 to August 1982, he was Senior Vice President of PLC. From August 1982 to August 1996, he was President of Protective Life and had been its Senior Vice President from September 1981 to August 1982. From February 1980 to September 1981, he served as Senior Vice President, Operations of Protective Life. From 1979 to February 1980, he was Senior Vice President, Operations and General Counsel of Protective Life. From February 1980 to March 1983, he served as President of Empire General Life Insurance Company, a subsidiary, and from March 1983 to December 31, 1984, he was Chairman of the Executive Committee of Empire General. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

    Mr. Johns has been President and Chief Operating Officer of PLC since August 1996 and President of Protective Life since August 1996. He was Executive Vice President and Chief Financial Officer of PLC and of Protective Life from October 1993 to August 1996. From August 1988 to October 1993, he served as Vice President and General Counsel of Sonat Inc. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation.

    Mr. Briggs has been Executive Vice President of PLC and Protective since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of PLC since August 1988 and of Protective since April 1986. From July 1983 to April 1986, he was President of First Protective Insurance Group, Inc.

    Mr. Massengale has been Executive Vice President, Acquisitions of Protective and PLC since August 1996. From May 1992 to August 1996 he served as Senior Vice President of Protective and PLC. From May 1989 to May 1992 Mr. Massengale was Senior Vice President, Operations and Systems of Protective and PLC. From January 1983 to May 1989, he was Senior Vice President, Corporate Systems of Protective and PLC.

    Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of PLC and Protective. Mr. Williams has been employed by Protective since November 1964.

    Mr. Danny L. Bentley has been Senior Vice President, Group of Protective and PLC since August 1996. From May 1989 to August 1996, he was Vice President, Group Marketing of Protective.

    Mr. Bielen has been Senior Vice President, Investments of PLC and Protective since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective.

    Ms. King has been Senior Vice President, Investment Products Division of PLC and of Protective since April 1995. From August 1994 to March 1995, she served as Senior Vice President and Chief Investment Officer of Provident Life and Accident Insurance Company and of its parent company, Provident Life and Accident Insurance Company of America. She served as President of Provident National Assurance Company from November 1987 to March 1995. From November 1986 to August 1994, she served as Vice President of Provident Life and Accident Insurance Company of America.

    Ms. Long has been Senior VP, Secretary and General Counsel of PLC since November 1996 and of Protective since September 1996. Ms. Long was Senior Vice President and General Counsel of PLC from February 1994 to November 1996 and of Protective from February 1994 to September 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC and from February 1984 to January 1994 she practiced law with the law firm of Maynard, Cooper & Gale, P.C.

    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective and PLC since March 1993. Mr. Schultz served as Vice President, Financial Institutions of Protective from February 1989 to March 1993 and of PLC from February 1993 to March 1993. From June 1977 through January 1989, he was employed by and served in a number of capacities with The Minnesota Mutual Life Insurance Company, finally serving as Director, Group Sales.

    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by Protective since September 1978.

    Ms. Wilson has been Senior Vice President, Guaranteed Investment Contracts of Protective and PLC since January 1995. From July 1991 to December 31, 1994, she served as Vice President, Guaranteed Investment Contracts of Protective. From October 1989 to July 1991, Ms. Wilson was employed by an affiliated insurer.

    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective and PLC since April 1989, Mr. DeFoor is a certified public accountant and has been employed by Protective since August 1982.

STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

EXPERTS

    The audited statement of net assets of the Variable Account (comprised of seventeen Sub-Accounts) as of December 31, 1996 and December 31, 1997 and the related statements of operations and changes in net assets for the period from June 19, 1996 (date of inception) through December 31, 1996 and for the year ended December 31, 1997 and included in this Prospectus, have been included herein in reliance on the report of Coopers and Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Protective Life as of December 31, 1997 and 1996 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997 and the related financial statement schedules included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    Actuarial matters included in this Prospectus have been examined by Stephen Peeples whose opinion is filed as an exhibit to the registration statement.

LEGAL MATTERS

    Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS

    The audited statement of net assets of the Protective Variable Life Separate Account as of December 31, 1996 and December 31, 1997 and the related statements of operations and changes in net assets for the period from June 19, 1996 (date of inception) through December 31, 1996 and for the year ended December 31, 1997 as well as the Report of Independent Accountants are contained herein.

    The audited consolidated balance sheets for Protective Life as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1997, 1996 and 1995 as well as the Report of Independent Accountants are contained herein.

                  [Financial Statements to be filed by amendment]

                                   APPENDIX A
                     EXAMPLE OF DEATH BENEFIT COMPUTATIONS

    For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. A Policy with a $50,000 Face Amount will generally pay $50,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $20,000, the Death Benefit will exceed the $50,000 Face Amount. Each additional dollar added to Policy Value above $20,000 will increase the Death Benefit by $2.50. A Policy with a $50,000 Face Amount and a Policy Value of $30,000 will provide Death Benefit of $75,000 ($30,000 x 250%); a Policy Value of $40,000 will provide a Death Benefit of $100,000 ($40,000 x 250%); a Policy Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%).

    Similarly, so long as Policy Value exceeds $20,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $25,000 to $20,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $62,500 to $50,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 185%. The Death Benefit would not exceed the $50,000 Face Amount unless the Policy Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES

 ATTAINED                     ATTAINED                      ATTAINED                     ATTAINED
    AGE       PERCENTAGE         AGE        PERCENTAGE         AGE        PERCENTAGE        AGE       PERCENTAGE
-----------  -------------  -------------  -------------  -------------  -------------  -----------  -------------
   0-40              250%        50                185%        60                130%       70               115%
    41               243%        51                178%        61                128%       71               113%
    42               236%        52                171%        62                126%       72               111%
    43               229%        53                164%        63                124%       73               109%
    44               222%        54                157%        64                122%       74               107%
    45               215%        55                150%        65                120%      75-90             105%
    46               209%        56                146%        66                119%       91               104%
    47               203%        57                142%        67                118%       92               103%
    48               197%        58                138%        68                117%       93               102%
    49               191%        59                134%        69                116%       94               101%
                                                                                            95+              100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO RULE SECTION 26(E) OF THE INVESTMENT COMPANY ACT OF
            1940 SECTION 26(E) OF THE INVESTMENT COMPANY ACT OF 1940

    Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

        The facing sheet.

           A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

        The prospectus consisting of 50 pages.

        The undertaking to file reports.

        The Rule 484 undertaking.

        Representations pursuant to Section 26(e) of the Investment Company Act of 1940.

        The signatures.

        Written consents of the following persons:

           Nancy Kane, Esq.

           Stephen Peeples

           Sutherland, Asbill & Brennan LLP

           Coopers & Lybrand, L.L.P.

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        The following exhibits:

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     1.A.  (1)        Certified resolutions of the board of directors of Protective Life
                      Insurance Company establishing Protective Variable Life Separate
                      Account.*
           (2)        None.
           (3)(a)     Form of Underwriting Agreement among Protective Life Insurance Company,
                      Investment Distributors, Inc. and Protective Variable Life Separate
                      Account (the "Underwriting Agreement").**
           (3)(a)(1)  Amendment I to the Underwriting Agreement.****
           (3)(b)     Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.**
           (4)        None.
           (5)(a)     Form of Contract.
           (5)(b)     Form of Community Care Accelerated Death Benefit Rider.****
           (5)(c)     Form of Confined Care Accelerated Death Benefit Rider.****
           (5)(d)     Form of Waiver of Surrender Charge for Nursing Home Confinement
                      Endorsement.****
           (5)(e)     Form of Accelerated Death Benefit Endorsement.****
           (6)(a)     Charter of Protective Life Insurance Company.*
           (6)(b)     By-Laws of Protective Life Insurance Company.*
           (7)        None
           (8)        None
           (9)(a)     Participation/Distribution Agreement (Protective Investment Company).**
           (9)(a)(1)  Amendment I to the Participation/Distribution Agreement.****
           (9)(b)     Participation Agreement (Oppenheimer Variable Account Funds).***
           (9)(c)     Participation Agreement (MFS Variable Insurance Trust).***
           (9)(d)     Participation Agreement (Acacia Capital Corporation).***
           (10)       Contract Application.****
       2.             Opinion and consent of Nancy Kane, Esq.****
       3.             Not applicable.
       4.             Not applicable.
       5.             See Exhibit 27.
       6.             Not applicable.
       7.             Opinion and consent of Stephen Peeples.****
       8.             Consent of Sutherland, Asbill & Brennan LLP****
  9(a).               Consent of Coopers & Lybrand L.L.P.****
      10.             Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.
      11.             Powers of Attorney.
      27.             Financial Data Schedules.****
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*   Incorporated herein by reference to the initial filing of the Form S-6
    Registration Statement for Protective Life's Flexible Premium Variable and
    Fixed Life Insurance Policy, (File No. 33-61599) as filed with the
    Commission on August 4, 1995.

** Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on December 22, 1995.

*** Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

****To be filed by amendment.

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                                 EXHIBIT INDEX

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     1.A.        (5)(a) Form of Contract.
      10.             Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.
      11.             Powers of Attorney.
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